5-10-02

02033978

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

AMERICAN ISRAELI PAPER MILLS LIMITED
(Translation of Registrant's Name into English)

P. O. Box 142, Hadera, Israel
(Address of Principal Executive Offices)


American
Mills Ltd.
Annual Report 2001

Company Profile

American Israeli Paper Mills (AIPM) Ltd. is Israel's leading producer and distributor of paper and paper products. Commencing operation in 1953, with one production line, the Company grew over the years and expanded into many diverse fields of activity.

The AIPM group produces and markets a wide variety of printing and writing papers; papers for various office uses; paper for corrugated cartons and packaging; corrugated board containers and consumer packaging; office supplies; a broad range of household paper products; absorbent disposable baby,adult and feminine hygienic products as well as various household products.

A pioneer in recycling in Israel, the Company is engaged in the collection and recycling of waste paper, plastics and other materials and in the handling of solid waste.

The Company's shares are traded on both the Tel-Aviv Stock Exchange and the American Stock Exchange.


49.9%
HOGLA Kimberly
49.9%
NEUSIEDLER
HADERA PAPER
100%
AIPM PACKAGING PAPER & RECYCLING DIVISION
Amnir
Recycling Industries
AIPM AMERICAN ISRAELI PAPER MILLS LTD. GROUP
100%
AIPM DEVELOPMENT & INFRASTRUCTURE DIVISION
100%
Graffiti
39.2%
ONYX
33.3%
26.3%
CARMEL CONTAINER SYSTEMS
C.D. PACKAGING SYSTEMS
Tri-Wall

The percentages represent AIPM's share in equity

FINANCIAL HIGHLIGHTS

Financial data in thousands except per share amounts	2001 NIS	2001 $	2000* NIS	2000* $
Net aggregate sales	**2,252,730**	**510,129**	2,341,478	530,226
Net consolidated sales	**473,677**	**107,264**	555,153	125,714
Consolidated operating income	**20,699**	**4,687**	35,103	7,949
Net income before non recurring gains	**34,738**	**7,866**	64,902	14,697
Net income (before non recurring gains)/consolidated sales	**7.3%**	**7.3%**	11.7%	11.7%
Net income	**34,736**	**7,866**	85,159	19,284
Net income per share	**8.80**	**1.99**	21.55	4.88
Aggregate no. employees - end of year	**3,110**		3,256	

*The 2000 consolidated results are on a pro-forma basis (excluding Hogla Kimberly in the first quarter of the year).
Rate of exchange (NIS to $) at December 31,2001:4.416.

SALES & RETURN ON EQUITY



30%
24%
18%
12%
6%
0%
530
510
465
438
429
1997
1998
1999
2000
2001
Aggregate Sales ($ Millions)
Return on Equity (%)
(excluding non recurring gains)

LETTER FROM THE CHAIRMAN

2001 was a difficult year for the global economy and industry in general, and for the local market in particular. Negative trends began with the political unrest here in October 2000 (Intifadeh) and accelerated with the collapse of the Twin Towers on September 11th, bringing about a change of direction in the overall level of demand and rapid deceleration of growth momentum and business activity.

The American Israeli Paper Mills Group is a healthy and sound industrial corporation that currently operates, like many companies in Israel and worldwide, in a business environment characterized by uncertainty.

The structure of the Group is built upon the integration of high-quality human resources, modern equipment and a sound capital structure. The Group's business operations are highly focused and rely on partnerships with leading multinationals in their respective sectors. These strengths guarantee the Group's ability to successfully navigate through the current local and global crisis. The Group persistently strives to grow more efficient and improve its cost structure, while investing in creating potential for future expansion and prosperity, when conditions improve, both locally and internationally.

In terms of the aggregate data, comprised of the results of all the companies within the AIPM Group (without adjusting for the different holding percentages), the Group's aggregate sales decreased by approximately 4% in 2001, from $530.2 million in 2000 to $510.1 million in 2001.

Net Income



20
15
10
5
0
1997 1998 1999 2000 2001
from continuing operations
non recurring gains

Aggregate operating income totaled $27.0 million in 2001, compared with $40.9 million in 2000.

Net income, excluding non-recurring earnings, amounted to $7.9 million in 2001, compared with $14.7 million in 2000.

The principal factors in the business environment that affected the Group's results in the past year included:

- *Slowdown of economic activity in Israel resulting in rising unemployment* and lower demand for all the Group's products.
- Continued slump of the business cycle in the paper sector globally, that resulted in oversupply of paper sold at variable cost or dumping prices in overseas markets like Israel. This ultimately led to the narrowing of margins between the price of paper and the cost of pulp.
- Escalating competition in Hogla Kimberly's domestic market, especially in the sector of disposable diapers, as a result of the lowering of prices of Pampers by Procter & Gamble by dozens of percentage points, with the intention of recapturing market share lost to Huggies and Titulim. The effort to preserve Hogla-Kimberly's market share of Huggies and Titulim diapers negatively affected the company's profitability in the sector. This process came in addition to the general downturn in demand for the company's products, as a result of the local recession.
- Severe economic and financial crisis experienced by the Turkish economy in 2001, impaired the purchasing power of the Turkish public and led to lower demand. This was reflected in the financial expenses and the results of Ovisan, Hogla-Kimberly's Turkish subsidiary.

Hadera Paper Mill Electricity Consumption - Self generated vs. Purchased


(MW)
new co-generation power plant
forecast
15.7
18.6
17.2
17.7
13.5
13.8
14.0
14.6
12.9
13.5
13.5
7.0
5.4
7.0
7.7
11.0
1997
1998
1999
2000
2001
2002
2003
2004
purchased
generated

Hadera Paper Mill - Water Consumption vs. Paper Production


14.1
13.1
12.9
274
267
225
239
242
10.9
9.9
3.17
3.21
3.11
2.99
2.65
1997
1998
1999
2000
2001
water consumption million cu.m.
paper production 1000 tons
cu.m. water/ ton paper

□ The crisis in the Israeli agricultural sector, resulting from the slashing of water quotas and the increase of water prices, coupled with the shortage in Palestinian agricultural workers for field work and picking, has led to a drastic reduction in the demand for cardboard packaging, and lower prices. This resulted in a decrease in demand for waste paper collected by Amnir, packaging paper production and corrugators output.

□ Lower demand, as a result of drastic reduction in purchases by the Palestinian sector, by the tourism industry, hotels and restaurants, as well as hi-tech and other companies. The impact of this process was felt in the fine paper, in household paper and in office supplies.

Given this state of affairs, the main objectives that the Group set for itself in 2001 were to preserve market shares in the various sectors, while increasing exports volume and implementing a massive cost-cutting process, in all levels and sectors of operation. At the same time, short-term reorganization measures were initiated in order to return to planned profitability. These measures were taken with the intention of protecting our assets and ensuring our future.

Meanwhile, the AIPM Group is continuing to implement the multi-annual environmental program, with the intention of preparing the various systems for meeting future demands by the authorities, and being a role model in this area.

The Group's activity in "Business for the Community" continues, through the involvement in the Zionism 2000 project, consisting of volunteer work and providing assistance to children in various community clubs, situated in areas where the Group is active. The ultimate aim is to provide the next generation with a truly equal opportunity.

Special thanks go to our employees who received Excellence Awards. Through their excellence, these employees are a source of pride for us all and have in fact clearly marked the path in which we must all follow.

Hand in hand with our partners, we will rise to the challenges of the future and will successfully enhance our business stature, while accelerating our productivity and our accomplishments.

Yaki Yerushalmi
Chairman of the Board of Directors and CEO





Annual turnover - $128 million / No. of employees 325

Printing and Writing Papers

Copy Papers

Publication Papers


Premium
Color Copy


NEUSIEDLER
Color Copy
80
BIO TOP
COLOR
NEUSIEDLER

Neusiedler Hadera Paper

In January 2000, the Neusiedler Hadera Paper partnership was formed between AIPM and Neusiedler AG of Austria, a member of the Mondi Europe Group.

Neusiedler Hadera Paper produces in the Hadera mill a large variety of printing and writing papers for various uses, and offers its customers complementary range of imported papers such as coated and specialty papers.

The Company has one paper machine with annual capacity of 120,000 tons, a modern cut-size converting line with annual capacity of 65,000 tons and two folio sheeters with annual capacity of 40,000 tons.



During the last two years, following the formation of the partnership, the Company embarked on process of efficiency increase and production rationalization, which resulted among others in increase of output by more than 20%. At the same time, the Company increased significantly its cut-size paper exports, especially to European countries such as UK, France, Italy, Benelux, Spain, Greece and Turkey, and in 2001 the export volume accounted for about a third of total output.

During 2001, the Company had to cope with especially difficult environment, resulting from the economic slowdown and decrease in demand, which was accompanied by a slump in the worldwide paper industry leading to supply of paper at low prices to the Israeli market.

The comprehensive efforts to increase efficiency made by the Company enabled to achieve substantial improvements of the cost base, increase outputs and at the same time improve quality and variety of products and services offered to customers in Israel and abroad, while relying on the know-how, experience and international marketing networks of its Austrian partner, Neusiedler AG.



The global Kimberly Clark Corporation became partner in Hogla Kimberly as of mid 1996.

The Company is engaged in the manufacturing and marketing of:

- Household Paper Products (toilet tissue, towels, facial tissue, napkins) under the brand names of Lily, Nature Reserve, Kleenex and others;
- Disposable Diapers for babies and children, and Feminine Hygiene Products to the consumer market, under the brand names of Huggies, Titulim and Lily;
- Adult Incontinence Products, under the brand names of Shikma-Depend;
- Paper and Complementary Products, including dispensers for the institutional market;
- Disposable Products for the Professional Health Care Sector (masks, gowns, gloves, etc.).

Hogla Kimberly

For the last several years the Company is at the top of the Nielsen Israel list of leading non-food brands. Within the planned future alignment of supplying the rising demand for tissue paper products on the local market, the Company invested in 2001 a sum of $20 million in acquisition of a new tissue machine and rewinding equipment, which will start production towards the end of year 2002. In addition, during the first half of 2002 the Company will relocate its headquarters and logistic center to a new and modern site planned and purpose built in Tzrifin, a site that will provide for the future storage and conveying needs of the Company.

Since the middle of 1999, when Hogla Kimberly ~~acquired a~~ Turkish company, Ovisan, the Company is active also in the production and marketing of disposable diapers in the Turkish market. Despite the severe economic crisis prevailing in Turkey since the end of 2000, the Company succeeded to increase during 2001 the sales volume of diapers by about 50% compared to the previous year, and is aiming at continuous growth in this high-growth potential market, both in market share and in business activity.





Household Paper Products
Disposable Diapers
Feminine Hygiene Products

Annual turnover - $188 million / No.of employees 788


HUGGIES
Freedom



The AIPM Group holds 39% of the share capital of T.M.M. Integrated Recycling Industries Ltd. The remaining Company's shares are held as follows: Aproximately 41% by CGEA (a Company in the French Vivendi Group), 8% by Rafi Alon, the General Manager; The remaining 12% are held by the public. The Company's shares are traded on the Tel-Aviv stock exchange.

Annual turnover - $43 million / No. of employees 564

solid waste collection

recycling plants

landfills





T.M.M. Onyx

The conclusion of the merger between Amnir Industries and Environmental Services Ltd. (Amnir Onyx) and T.M.M. Integrated Recycling Industries Ltd. (T.M.M. Onyx) in July 2000, was the natural next step in the cooperation between AIPM and the French company CGEA, a part of the Vivendi Group, a cooperation that began in July 1998.

T.M.M. Onyx is the leading company in Israel in the management of solid waste and environmental services. The Company provides comprehensive services for solid waste disposal for more than one third of total waste produced each year in the country, starting from the collection, removal and treatment of household, industrial and commercial waste, through the operation of transfer stations, recycling plants, compacting and transporting of waste to landfills and the operation of state landfills.

In the year 2001 the Company made considerable efforts in reorganizing, integrating and increasing efficiency of the operating systems of the two subsidiaries, Y.R.A.V. Sherutei Noy (1985) Ltd. and Amnir Onyx. During this year the Company has won several bids and renewed contracts in the area of waste removal with around 30 municipalities and other large customers.

As part of its strategy regarding greater involvement in the recycling plants and landfills area, the Company moved forward this year the plans for a new landfill site in the Jordan Valley, after having won the tender for building and operating a landfill at this site for ten years. In the northern part, the Company signed an agreement with kibbutz Evron, for the acquisition of 51% of the rights in the existing landfill and establishment of limited partnerships for the operation of the landfill and building of a waste recycling operation. In the southern part, the Company owns 33.3% of the shares of M.M.M. Consolidated Landfills Industries Ltd., a company having the concession to operate the largest landfill in Israel, the Hadas (Dudaim) landfill.



The Packaging Paper and Recycling Division

The operations of the Packaging Paper and Recycling Division include three principal areas:

□ Collection and recycling of paper and board and providing disposal services of confidential data through Amnir Reycling Industries, the leading company in Israel in this field. About 150 thousand tons of wastepaper and board are collected and sold annually to AIPM and other local customers by this business unit, the main supplier of raw materials for the manufacture of packaging paper and paperboard, produced from 100% wastepaper, post-consumer.



□ Production and marketing of packaging paper for the corrugated board industry, especially corrugating medium (fluting), testliner, and white top liner, the latter developed and launched successfully during the last few years.

□ *Production and marketing of bulky paperboard, used primarily in* packaging, bookbinding, in the production of office ring binders and industrial pallets.

During the year 2001, the division had to contend with decreasing demand and pressure on products prices supplied to the corrugated board industry. This industry is going through a very tough times lately, caused by decreasing demand in the agriculture and industry markets. Within the frame of its reorganization, the division took some steps aimed at increasing efficiency, cutting costs and adjusting the produced quantity to the lower demand.

In disposal services of confidential data, Amnir Recyling Industries joined forces in 2001 with Mobile Datashred from the US, one of the leading companies in supplying shredding services at customer's location, and today it offers its customers the use of mobile hi-tech shredder, assuring reliable and fast service.


MOBILE DATASHRED
800-SHRED-50 New York
מגרסה ניידת
03-5799899 03-5700187/8



wastepaper collection & recycling
packaging paper
bulky paperboard

No. of employees 301

Graffiti is one of the leading companies in Israel in marketing and sales of office supplies to business and institutional customers.
The Company offers its customers the use of a single reliable source of supply, by employing efficient and modern purchasing methods for office supplies.



Graffiti

All office supplies, from pencil to laser printer, from mineral water to office furniture, arrive at the customers door from a single source, following a simple order by telephone, by fax or via the internet.
Graffiti operates a national marketing network consisting of regional marketing and distribution centers in Haifa, Rosh-Ha'Yain, Jerusalem and Be'er-Sheva, computerized ordering centers, consulting and training departments, sales representatives, a large fleet of distribution vehicles and a detailed professional catalogue facilitating convenient and easy ordering.
The Company is committed to a high level of service, and prompt supply of the exact quantity of the right product, at a competitive price. This is rendered possible through a computerized control systems that handle the entire process, from the receipt of order right up to delivery, made within one day of order directly to the customer's office, by the logistic system which received the ISO 9002 certification.
The high level of service and reliability continuously help the Company to win national tenders and extend its customers base. During 2001, Graffiti added to its customers list the municipality of Raanana, Taldor Group-Keren Karev, the Amal Network and others.
Attar Marketing, a Graffiti subsidiary, is the exclusive Israeli distributor of leading global brands of office equipment, including UniBall, Artline, Schneider, Max, Caran d'Ache, Koohinoor, Stampiton, Fellowes and others.
Graffiti offers its customers also purchasing on the Internet at www.graf.co.il





office supplies
office furniture
computers and peripherals

Annual turnover - $35 million / No. of employees 173









maintenance
planning & development
engineering

No. of employees 161

The Development and Infrastructure Division

This Division combines under one roof all the central functions that are required for the operation, maintenance and development of the Group's manufacturing operations.

The most important project so far of the division that was established in 1999, was the planning and the installation of a new co-generation power plant, driven by high-pressure steam, in the year 2000. Resulting from this project, the self-generated electricity of the mill in Hadera increased by 40% in 2001, decreasing at the same time purchases of electricity from the Israel Electric Corp., the prices of which are considerably higher than the costs of self generated electricity.

During the last year, the engineering teams of the division were busy planning the new tissue machine for Hogla Kimberly, and executing a variety of projects for Neusiedler Hadera Paper and other divisions, projects helping to increase efficiency and outputs.

The division continued in 2001 to invest money, talents and efforts in environmental projects, while placing emphasis on separating industrial effluent streams by type and curtailing their volume, so preventing upsets at source and educating the employees.

In addition, the division planned and acquired during the year a new modern system for the treatment of effluent using anaerobic treatment process. This process is to be installed as a pre-treatment phase in the existing system based on aerobic treatment, and to improve the treated effluent quality to comply with environmental regulations.

The extensive work invested in increasing efficiency and improving processes led this year to an increase in energetic efficiency equal to 3,000 tons of fuel per year, a further decrease in consumption of fresh water of more than 6% and a decrease in total costs per ton of paper of the services supplied by the division by 6%.






PREFEEDER

The AIPM Group holds 26.25% of the share capital of Carmel Container Systems Ltd.
The remaining Company's shares are held as follows: approximately 35.5% by the Kraft Group (Rand Whitney Inc.); 22% by Ampal Ltd. and Ampal Plants Ltd.; the remaining 16% by the public. The Company's shares are traded on AMEX in New York.

corrugated board
packaging
wooden pallets

Annual turnover - $80 million
No. of employees 604


GERBERA

Carmel Container Systems

Carmel Container Systems Ltd. is a leading Israeli designer, manufacturer and marketer of paper and paperboard based packaging products. The Company and its subsidiaries design and produce shipping containers, corrugated board sheets, triple-wall board containers, corrugated board and other types of paperboard based consumer packaging, as well as wooden pallets. The Company's products are sold to a wide range of customers for use in the industrial, food and agricultural sectors, for the local market and for export.

The bulk of the Company's manufacturing operations in the corrugated sector is carried out in the Company's new plant in the Caesarea (Or-Akiva) Industrial Zone. Product development and graphic design centers are located in the Company's manufacturing plants. These centers are staffed with talented professionals, who assist the customers in finding the right answer to their needs, starting with the design and development of the container, right up to graphic design employing sophisticated printing techniques. The planning of the containers takes into account the nature of the product being packaged, the climatic conditions and stresses that the packaging must withstand during shipment, as well as the visual sales impact.

Tri-Wall, a Carmel subsidiary, manufactures in its Netanya plant triple-wall packaging containers and custom designed packaging containers to meet specific customers' products needs in the electronics, chemical products and other sectors. Wooden pallets are produced at the Netivot plant. C.D. Packaging, another Carmel subsidiary, manufactures and markets consumer packaging in its Migdal Ha'Emek plant for a variety of customers in the food and consumer products industrial sectors.

During 2001 the Company operated in a market that suffered from a continuous slowdown and decrease in demand for the Companys' products, decrease in consumption of board containers for agricultural product as a result of long-term drought and shortage of labor in agriculture, decrease in hi-tech export which negatively affected the sales of the subsidiary Tri-Wall and overcapacity in the corrugated board industry in Israel, which all together made competition even more severe. These developments led the Company to take cost-cutting measures and improve efficiency, in order to adjust costs level to the reduced activity.





We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group ("AIPM") for the year 2001.

I. A Summarized Description of the Group and Its Business Environment

a) General

AIPM is the leading Israeli group in the manufacture of paper and paper products. The Group produces and markets a wide range of paper types, household paper products, hygienic products, disposable baby diapers, absorbent products for the incontinent, office supplies, corrugated board packaging and consumer packaging. The Group is also engaged in recycling operations in the fields of paper and plastics as well as in the treatment of solid waste.

The Company's securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange (AMEX).

b) The Business Environment

The slowdown in economic activity that began in late 2000, deteriorated further in 2001 and included all the sectors of the Israeli economy. The slowdown was expressed by negative GDP growth of -0.5% (as compared with GDP growth of 6.4% in 2000), as well as by considerable growth in unemployment and lower investments.

The deterioration of the economic situation in Israel continued in the fourth quarter of 2001 and grew even more severe.

The global economy was also characterized by a slowdown in economic activity in 2001, with low growth rates. The slowdown grew even more severe in the fourth quarter of 2001, following the September 11th events in the United States.

The above factors all affected the Group's various operations in the following manner:

- The said slowdown in economic activity in Israel, coupled with the rising unemployment, resulted in a significant decrease in demand for all of the Group's products. In addition, the security events resulted in a significant decrease in demand from the Palestinian market and in a considerable reduction in incoming tourism, leading to lower activity and lower demand in the hotel and restaurant sector. As stated above, this affected all of the Group's products, while it was felt most prominently in the fine paper and household products sectors.
- The recession in the global economy, which came together with the slump in the business cycle of the paper sector, resulted in a supply of paper at dumping prices for the Israeli market (due to its distance from the European and US markets). This led to a sharp narrowing of the margins between the price of paper and the cost of pulp, and was expressed primarily in the fine paper sector.
- The crisis in the agricultural sector as a result of the shortage of water and the decrease in its prices, along with the shortage of workers for field crops and for picking - all led to a drastic decline in the demand for cardboard packaging and consequently, in the lowering of its prices. The impact of this crisis is also evident in the paper waste collection operations, in the manufacture of packaging paper and in the corrugating industry.
- The sharp decline in operations in the hi-tech industry - at rates that even exceed the decline in the business product and the GDP - has significantly lowered the local demands of this sector. Most of the influence was recorded in the special packaging sector and office supplies.
- The economic crisis in Turkey, which resulted among other effects in a sharp devaluation of the Turkish lira in relation to the US dollar (115% in the course of 2001), severely impaired the purchasing power of the local population and was also expressed in lower demand for disposable diapers and household paper products. Most of the impact was recorded in household products activity in Turkey (Ovisan).

As a result of these conditions, the Group is sharply cutting its expenses, in order to adjust to the lower demand and to the erosion of selling prices. The cost cutting measures that were initiated in the last quarter of 2001 and continued into 2002 as well, include the scaling back of personnel - at both management and operational levels - along with the lowering of senior executive salaries and cost cutting across all areas of operation.

The inflation rate in 2001 amounted to 1.4%, as compared with an inflation rate of 0% in 2000.

The shekel exchange rate fell by 9.3% against the US dollar in 2001, as compared with a revaluation of approximately 2.7% in 2000.

In late December 2001, along with the announcement that interest rates in Israel are being cut by 2%, the shekel fell sharply against the dollar, by 4.4%. The devaluation of the shekel against the dollar is continuing in 2002 as well and has totaled approximately 5% from the beginning of the year until the end of February 2002.

II. Results of Operations

1. Aggregate Data

The figures below include the results of all the companies in the AIPM Group, net of internal sales and without consideration of the ownership percentage.

The aggregate sales in 2001 amounted to NIS 2,252.6 million (NIS - New Israeli Shekels adjusted to changes in the dollar exchange rate), as compared with NIS 2,341.4 million in 2000 and NIS 2,051.2 million in 1999 ($510.1 million, as compared with $530.2 million and $464.5 million, respectively).

The aggregate operating profit totaled NIS 119.2 million in 2001, as compared with NIS 180.6 million in 2000 and NIS 193.0 million in 1999 ($27.0 million, as compared with $40.9 million and $43.7 million, respectively).

The aggregate sales in the fourth quarter of the year (October-December 2001) amounted to NIS 549.4 million, as compared with NIS 547.6 million in the fourth quarter of the prior year (October-December 2000), and as compared with NIS 538.8 million in the third quarter of the year (July-September 2001) ($124.4 million, as compared with $124.0 million and $122.0 million, respectively).

The aggregate operating profit totaled NIS 28.3 million in the fourth quarter of the year, as compared with NIS 39.3 million in the fourth quarter of the prior year and NIS 26.5 million in the third quarter of the year ($6.4 million, as compared with $8.9 million and $6 million, respectively).

2. Consolidated Data

The consolidated figures do not include the Neusiedler Hadera Paper (NHP) operations, Hogla-Kimberly (H-K), Carmel and TMM. (Comparison figures appear on a pro forma basis, i.e.- without the consolidation of the H-K and NHP).

The consolidated sales totaled NIS 473.7 million in 2001, as compared with NIS 555.2 million in 2000 (-15%) and NIS 476 million in 1999 (-0.5%) ($107.3 million, as compared with $125.7 million and $107.8 million, respectively).

The consolidated sales in the fourth quarter of the year totaled NIS 119.6 million, as compared with NIS 133.5 million in the fourth quarter of the prior year (-10%) and NIS 107.1 million in the third quarter of the year (+12%) ($27.1 million, as compared with $30.2 million and $24.3 million, respectively).

The operating profit totaled NIS 20.7 million in 2001, as compared with NIS 35.1 million in 2000 (-41%) and NIS 21.6 million in 1999 (-4%) ($4.7 million, as compared with $8.0 million and $4.9 million, respectively).

The operating profit in the fourth quarter of the year totaled NIS 3.6 million, as compared with NIS 9.2 million in the fourth quarter of the prior year (-60%) and as compared with NIS 3.3 million in the third quarter of the year (+11%) ($0.8 million, as compared with $2.1 million and $0.7 million, respectively).

The profit before taxes totaled NIS 30.2 million in 2001, as compared with NIS 25.4 million in 2000 and NIS 12.4 million in 1999 ($6.8 million, as compared with $5.7 million and $2.8 million, respectively).

3. Net Income and Earnings Per Share

Net income (before non-recurring earnings) totaled NIS 34.7 million in 2001, as compared with NIS 64.9 million in 2000 (-46%) and NIS 64.5 million in 1999 (-46%) ($7.9 million, as compared with $14.7 million and $14.6 million). The decrease in net income is mostly attributed to the decline in the Company's share in the earnings of associated companies (see III.8, below).

Net income in the fourth quarter of the year totaled NIS 8.2 million, as compared with NIS 14.1 million in the corresponding quarter of the prior year (-42%) and NIS 5.9 million in the third quarter of the year (+39%) ($1.9 million, as compared with $3.2 million and $1.3 million).

Net income in 2000 included NIS 20.3 million in non-recurring earnings ($4.6 million), as a result of the sale of control over Hogla-Kimberly and NHP to the strategic partners.

Earnings per share (EPS), net of non-recurring gains, totaled NIS 880 per NIS 1 par value ($1.99 per share) in 2001, as compared with NIS 1,641 per NIS 1 par value ($3.72 per share) in 2000. (The EPS in 2000, including non-recurring gains, was equal to NIS 2,155 per NIS 1 par value ($4.88 per share)).

EPS in the fourth quarter of the year totaled NIS 207 per NIS 1 par value ($0.47 per share), as compared with NIS 357 per NIS 1 par value in the corresponding quarter of the prior year ($0.81 per share).

The return on shareholders' equity, amounted to 5.7% in 2001, as compared with 11.2% in 2000, net of non-recurring gains, and 9.3% in 1999.

III. Analysis of Operations and Profitability

The analysis below is based on the consolidated data, while the comparison figures appear on a pro forma basis (see II.2, above).

1. Sales

The consolidated sales totaled NIS 473.7 million in 2001, as compared with NIS 555.2 million in 2000 (-15%) and NIS 476 million in 1999 (-0.5%) ($107.3 million, as compared with $125.7 million and $107.8 million).

The said decrease in sales originated primarily from the global economic crisis, coupled with the security situation in Israel, which resulted in lower local demand.

The decrease in the financial turnover is attributed to a quantitative decrease, coupled with an erosion of selling prices.

The quantitative decrease in sales, as compared with 2000, originated primarily from the following:

- Packaging papers- A 17% decrease in quantitative sales to the local market, due to the crisis in the packaging sector. The quantitative decrease was partially offset by the exporting of fluting paper and paper waste (primarily in the fourth quarter of the year), albeit at prices that are lower than those in the local market.
- Office supplies and stationery - A decrease of 5% originating from the lower demand for office supplies - especially in the hi-tech sector.

2. Cost of Sales

The cost of sales amounted to NIS 387.1 million in 2001, representing 81.7% of sales, as compared with NIS 447.0 million, or 80.5% of sales in 2000 ($87.7 million, as compared with $101.2 million).

The erosion in selling prices and the quantitative decrease (especially in packaging paper), resulted in sales revenues that were approximately NIS 81.5 million lower in 2001 ($18.5 million, or 15%), as compared with the preceding year. The gross profit fell from NIS 108.2 million in 2000, or 19.5% of sales, to NIS 86.6 million, or 18.3% of sales, in 2001 (from $24.5 million to $19.6 million).

Despite the said decrease in sales (and despite the fact that part of the cost of sales is fixed), the gross margin fell relatively little due to the continuing efficiency of the Group operations and its acceleration as a result of the economic situation. The efficiency was expressed by a lowering of labor expenses by 6.2% - following personnel cutbacks - coupled with the lowering of raw material costs and a decrease in various manufacturing expenses. Additional savings were realized as a result of the greater proportion of self-generated electricity (instead of the purchase of electricity), as a result of the operation of the new turbine at the Hadera plant commencing in late 2000.

In parallel, a decrease was recorded in energy prices, originating from the lowering of fuel oil prices by an average of 17% in relation to the year 2000 - which also contributed to lowering the erosion in gross profit in 2001.

Labor Expenses

The labor expenses in the cost of sales, in selling expenses and in general and administrative expenses, amounted to NIS 149.6 million in 2001, as compared with NIS 156.8 million in 2000, (a decrease of 4.5%) ($33.9 million as compared with $35.5 million).

The decrease in labor expenses originated both from the said cutbacks in personnel as a result of the Group's efficiency measures, coupled with the erosion of the labor expenses in dollar terms, as a result of the sharp devaluation this year, despite the fact that labor expenses in 2001 included payments on account of the reduction of manpower.

3. Selling, General and Administrative Expenses

The selling, general and administrative expenses (including wages) amounted to NIS 65.9 million, or 13.9% of sales, in 2001, as compared with NIS 73.1 million, or 13.2% of sales, in 2000, and as compared with NIS 70.5 million, or 14.8% of sales, in 1999 ($14.9 million, as compared with $16.6 million and $16.0 million, respectively).

This decrease is primarily attributed to the lower labor expenses and to the efficiency measures implemented by the Company, as detailed above.

4. Operating Profit

Operating profit totaled NIS 20.7 million, or 4.4% of sales, in 2001, as compared with NIS 35.1 million, or 6.3% of sales, in 2000 and NIS 21.6 million, or 4.5% of sales, in 1999 ($4.7 million, as compared with $8.0 million and $4.9 million, respectively).

Operating profit totaled NIS 3.6 million in the fourth quarter of 2001, as compared with NIS 9.2 million in the fourth quarter of 2000, and NIS 3.3 million in the third quarter of the year ($0.8 million, as compared with $2.1 million and $0.7 million, respectively).

It should be noted that despite the sharp drop in sales and in the consolidated operating profit, the Company managed to maintain the level of sales and operating income that was recorded in 1999, despite the difficult conditions in the business environment, as detailed above.

5. Financial Revenues (Expenses)

Financial revenues of NIS 8.4 million were recorded in 2001, as compared with financial expenses of NIS 9.7 million in 2000 ($1.9 million in revenues, as compared with $2.2 million in expenses).

The real term devaluation in 2001 served to erode the Company's index-linked liability on account of its notes and created real-term financial revenues thereon, as compared with financial expenses following the real-term revaluation in 2000.

The average balance of short-term credit grew from NIS 96.7 million ($21.9 million) in 2000, to NIS 129.4 million ($29.3 million) in 2001. Nevertheless, the real-term financial expenses were significantly lower in 2001 as a result of the lowering of the interest rate in 2001 and of the devaluation, that resulted in the erosion of the short-term credit balances (which are denominated in NIS, for the most part).

6. Income Before Taxes

The income before taxes totaled NIS 30.2 million in 2001, as compared with NIS 25.4 million in 2000 and NIS 12.4 million in 1999 ($6.8 million, as compared with $5.7 million and $2.8 million, respectively).

The income before taxes in the fourth quarter of 2001 totaled NIS 5.6 million, as compared with NIS 5.8 million in the fourth quarter of 2000 ($1.3 million, as compared with $1.3 million).

7. Taxes on Income

Expenses for taxes on income totaled NIS 10.6 million in 2001, as compared with NIS 7.0 million in 2000 ($2.4 million as compared with $1.6 million).

The tax expenses grew this year, as compared with last year, due to the following factors:

- Increase of NIS 4.8 million ($ 1.1 million) in income before taxes, primarily on account of the financing differentials (see section 5 above).
- The real-term devaluation in 2001, as compared with the real-term revaluation in the prior year, resulted in the erosion of the protection of capital for tax purposes, that is calculated according to changes in the Consumer Price Index, and brought about a higher tax rate in the Statement of Income for 2001.

This increase was partially offset by a tax benefit that was recorded in 2001 on account of the exercise of options by employees (pursuant to the directives of Section 102 of the Income Tax Ordinance).

8. Company's Share in Earnings of Associated Companies

The Company's share in the earnings of associated companies amounted to NIS 16.2 million in 2001, as compared with NIS 46.6 million in 2000 and NIS 64.0 million in 1999 ($3.7 million, as compared with $10.5 million and $14.5 million, respectively).

The companies whose earnings are reported under this item (according to AIPM's share therein), include primarily: Hogla-Kimberly, NHP, (fine paper) Carmel and TMM (including Amnir Environmental Services). In order to enable a comparison on a uniform basis, last year's data appear on a pro forma basis (see above).

The NIS 30.4 million ($6.9 million) decrease in the Company's share in the earnings of associated companies, originates primarily from the results of NHP, Hogla-Kimberly and Carmel.

The decrease in our share in the NHP earnings amounted to NIS 10.3 million ($2.3 million) and was caused by the loss that was recorded, primarily in the first quarter of 2001, as compared with the earnings recorded in the prior year. We note that despite the difficult market conditions, NHP returned to operating profitability since the second quarter of the year, while also recording a net income in the last quarter of the year. This change was rendered possible by the efficiency and reorganization measures - in operations and in marketing - that were implemented.

The decrease in our share in the Hogla-Kimberly earnings amounted to NIS 18.9 million ($4.3 million) and was caused partially by Ovisan, the Turkish subsidiary, whose results were harmed by the economic crisis in the Turkish economy. The crisis in Turkey, which was characterized by a considerable devaluation (approximately 115% in 2001), resulted in higher financial expenses in Ovisan's dollar-denominated financial statements, reflecting the erosion of the net monetary balances.

Moreover, in the non-food household sector (where Hogla-Kimberly operates), the competition against international brands and against the private labels of the retail marketing chains escalated in 2001. In addition, the security events resulted in a decrease in demand from the Palestinian market and in the hotel and restaurant sector. In response to the competition, Hogla-Kimberly is implementing various marketing measures.

The decrease in our share in the Carmel earnings amounted to NIS 1.9 million ($0.4 million) in 2001, as compared with the year 2000. The decrease resulted from lower demand for packaging, due to the crisis that is plaguing the industrial and agricultural sectors, which was expressed by a quantitative decrease and by eroded prices. The decrease in sales harmed the profitability of Carmel, despite the efficiency efforts and the lower raw material costs. The comprehensive efficiency measures, along with the marketing redeployment that was initiated by Carmel, are intended to enable the Company to return to a reasonable level of profitability in 2002.

9. Net Income

Net income before non-recurring earnings totaled NIS 34.7 million in 2001, as compared with NIS 64.9 million in 2000 and NIS 64.5 million in 1999 ($7.9 million, as compared with $14.7 million and $14.6 million, respectively). The decrease in net income in 2001 is mostly attributed to the decrease in the Company's share in the earnings of associated companies (see Section 8, above).

Net income in the fourth quarter of 2001 totaled NIS 8.2 million, as compared with NIS 14.1 million in the fourth quarter of 2000 and NIS 5.9 million in the third quarter of the year ($1.9 million, as compared with $3.2 million and $1.3 million, respectively). The decrease in net income in relation to 2000 is also attributed mostly to the decrease in the Company's share in the earnings of associated companies.

The net income in 2000 amounted to NIS 85.2 million ($19.3 million) and included non-recurring net gains of NIS 20.3 million ($4.6 million) on account of the sale of control over NHP and Hogla-Kimberly to the strategic partners.

The return on shareholders' equity amounted to 5.7% in 2001, as compared with 11.2% in 2000 (net of non-recurring gains) and 9.3% in 1999.

IV. Liquidity and Investments

1. Cash Flows

The cash flows from operating activities were positive in the fourth quarter of the year and amounted to NIS 15.4 million, as compared with NIS 35.2 million in the corresponding quarter in 2000 ($3.5 million, as compared with $8.0 million).

The cash flows from operating activities amounted to NIS 19.5 million in 2001, as compared with NIS 81.7 million in 2000 (pro forma) ($4.4 million, as compared with $18.5 million).

The difference in the cash flows from operating activities originates from changes in the operating working capital. In 2000, the operating working capital included - at the beginning of the year - a debt that was created upon the spin-off and discontinued consolidation of NHP. This debt was repaid in the course of the year 2000 and resulted in the lowering of the operating working capital that year.

2. Investments in Fixed Assets

The investments in fixed assets amounted to NIS 30.3 million in 2001, as compared with NIS 74.1 million in 2000 (pro forma) ($6.9 million, as compared with $16.8 million). These investments included among other an investment in the anaerobic plant in Hadera, as part of the Group's environmental handling, as well as current investments in the renovation of plants and in transportation.

V. Exposure and Management of Market Risks

Due to its operations, the Company is exposed to market risks, consisting primarily of changes in interest rates - on both short and long-term loans, changes in exchange rates (primarily NIS/$) and changes in raw material prices, which are denominated primarily in foreign currency. These changes influence the Company's results.

The Company's Board of Directors determines the policy regarding the use of financial instruments and defines the objectives to be reached, especially on account of the exposure that resulted from the Group's linkage balance sheet pertaining to the surplus of assets denominated in NIS (primarily accounts receivable, net of liabilities to local suppliers and employees).

This exposure, if it exists, may create a loss in the Company's dollar-denominated financial statements.

Pursuant to the Board of Directors' decision, the maximum exposure of the surplus assets denominated in NIS as detailed above, on account of which no hedging will be made, is equal to NIS 53 million ($12 million). Due to the fact that as of December 31, 2001 the Company had a surplus of shekel liabilities, there was no need for hedging.

Mr. Israel Eldar, the Company's Controller, is in charge of the management of market risks. He conducts calculations of the Company's exposure every month and examines compliance with the policy determined by the Board of Directors.

Furthermore, limited use is made of derivative financial instruments, which the Company employs for hedging the dollar cash flows originating from the existing assets and liabilities.

Such transactions are conducted primarily through currency options and forward transactions with Israeli banking institutions. The Company therefore believes that its inherent financial risk is slight. As of December 31, 2001, the Company was not involved in any forward transactions.

Credit Risks

Most of the Group's sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently limited. The Group regularly analyzes - through credit committees that operate within the various companies - the quality of the customers, their credit limits and the relevant collateral required, as the case may be. The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

The cash, cash equivalents and fixed-term deposits are primarily deposited with large Israeli banking institutions or foreign banks controlled by those institutions.

The Company has CPI-linked long-term loans (bonds and loans) in the total sum of NIS 52.3 million ($11.8 million), with the interest thereon being no higher than the market interest rate. In the event that the inflation rate should rise and be considerably higher than the rate of devaluation of the shekel against the dollar, this could lead to a loss being recorded in the Company's financial statements as a result of a surplus of CPI-linked liabilities.

VI. Forward-Looking Statements

This report contains various forward-looking statements, based upon the Board of Directors' present expectations and estimates regarding the operations of the Company and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact considerably differ from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

VII. General

The AIPM Group, within the framework of its business and social commitment, invests both efforts and resources in community assistance and support, while focusing on providing assistance to the weaker links of Israeli society - primarily among teens - and all as part of the construction and improving of the human texture of Israeli society.

Within this framework, the Company contributes to various institutions, primarily through the operations of Zionism 2000 and the Apple Fellowship (these contributions amount to an adjusted sum of NIS 166,000 in 2001, in the consolidated financial statements). The Company, through its employees, also participates in volunteer activity in the community, to promote these same objectives.

28,149 shares were issued in March 2001 (dilution of 0.7%), as a result of the exercise of 46,002 option warrants that were allocated to employees within the framework of the second batch of the stock option plan that was adopted by the board of directors in 1998.

On July 5, 2001, the Company allocated 194,300 option warrants to a trustee, within the framework of a private placement to senior executives, that was approved by the board of directors on April 3, 2001.

On November 4, 2001, the Company allocated 81,455 option warrants to the trustee, within the framework of a private placement and allocation to Company employees and to employees of companies under the Company's control, pursuant to a stock option plan dated September 2, 2001.

Yaki Yerushalmi
Chairman of the Board of Directors

S. Rotem

Shmuel Rotem
Director

FIVE YEAR FINANCIAL SUMMARY

	2001	2000* pro-forma	2000*	1999	1998	1997
Summary of Operations ($ thousands)						
Net sales	**107,264**	125,714	170,346	380,381	358,856	353,723
Operating income	**4,687**	7,949	14,435	35,816	28,247	26,132
Income before taxes on income	**6,839**	5,743	22,094	35,370	24,295	24,196
Taxes on income	**2,401**	1,587	8,736	9,000	7,671	6,663
Net income before non recurring gains	**7,866**	14,697	14,697	14,647	11,068	11,953
Non recurring gains - net	**-**	4,587	4,587	1,366	4,000	-
Net income	**7,866**	19,284	19,284	16,013	15,068	11,953
Summary of Financial Position ($ Thousands)						
Total assets	**240,270**	241,813	241,813	371,831	366,917	336,232
Working capital	**17,804**	16,998	16,998	60,642	101,963	96,165
Property, plant & equipment - net	**71,059**	71,220	71,220	123,232	110,093	107,075
Capital expenditures	**6,858**	17,427	17,427	17,420	17,415	17,927
Long-term debt	**18,180**	21,354	21,354	32,215	15,718	18,972
Shareholders' equity	**144,890**	137,748	137,748	130,836	176,001	182,818
Shares outstanding at end of year	**3,918,710**	3,890,561	3,890,561	3,854,571	3,854,571	3,818,571
Per Share Data (US $)						
Net income per share - primary	**1.99**	4.88	4.88	4.10	3.91	3.13
Dividend per share	**-**	3.15	3.15	15.87	6.24	1.44
Market price per share	**40.5**	61.5	61.5	59.8	37.0	42.3
Book value per share	**37.0**	35.4	35.4	33.9	45.7	47.9
Financial Ratios						
Net income/Sales (%)	**7.3%**	15.3%	11.3%	4.2%	4.2%	3.4%
Current assets/Current liabilities	**1.27**	1.23	1.23	1.42	1.92	2.25
Long-term debt/Shareholders' equity	**0.13**	0.16	0.16	0.25	0.09	0.10
Shareholders' equity/Total assets	**0.60**	0.57	0.57	0.35	0.48	0.54
Return on shareholders' equity (%)	**5.7%**	14.7%	14.7%	10.1%	8.2%	6.8%

* As of 2000, the results of Neusiedler-Hadera Paper and Hogla-Kimberly are no longer consolidated within the consolidated financial statements of AIPM Group. AIPM's share in these companies is presented in results of associated companies.
The 2000 results include the oparation of Hogla-Kimberly in the first quarter of the year. In the pro-forma report, the results of Hogla-Kimberly are presented in the share in profits of associated companies, as if the deconsolidation was on January 1, 2000.

The data in this analysis are presented in US dollars on the basis of the adjusted currency figures at December 31, 2001 translated into US dollars at the exchange rate in effect at December 31, 2001.

TABLE OF CONTENTS

AUDITORS' REPORT

PRICEWATERHOUSECOOPERS

Kesselman & Kesselman

certified public accountants (Isr.)
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O.Box 452 Tel Aviv 61003 Israel
Telephone +972-3-7954555
Facsimile +972-3-7954556

To the shareholders of

AMERICAN ISRAELI PAPER MILLS LIMITED

We have audited the consolidated balance sheets of American Israeli Paper Mills Limited (hereafter - the Company) and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose turnover included in consolidation constitutes approximately 25% and 44% of total consolidated turnover for the years ended December 31, 2000 and 1999, respectively. Also, we did not audit the financial statements of certain associated companies, the Company's interest in which as reflected in the balance sheets as of December 31, 2001 and 2000 is adjusted NIS 299.7 million and adjusted NIS 282.5 million, respectively, and the Company's share in excess of profits over losses of which is a net amount of adjusted NIS 19.1 million, adjusted NIS 28.1 million and adjusted NIS 3.5 million in 2001, 2000 and 1999, respectively. The financial statements of those companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel and U.S., including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000 and the consolidated results of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Israel. Furthermore, in our opinion, the financial statements referred to above have been prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

As explained in note 1b, the financial statements referred to above are presented in NIS adjusted on the basis of the changes in the rate of exchange of the U.S. dollar, in accordance with the pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv, Israel
March 6, 2002

Kesselman & Kesselman

CONSOLIDATED Balance Sheets

IN ADJUSTED NEW ISRAELI SHEKELS

In thousands	Note	December 31 2001	December 31 2000
Assets	10		
Current Assets:	9		
Cash and cash equivalents	1n	**3,585**	4,285
Receivables:	11a		
Trade		**117,657**	*141,961
Other		**125,895**	*133,983
Inventories	11b	**119,076**	114,732
Total current assets		**366,213**	394,961
Investments in associated companies	3;9	**380,383**	357,656
Fixed Assets:	4		
Cost		**914,867**	889,313
Less - accumulated depreciation		**601,070**	574,806
		313,797	314,507
Deferred Charges, net of accumulated amortization	1h	**638**	724
Total assets		**1,061,031**	1,067,848

Yaki Yerushalmi
Chairman of the Board of Directors and General Manager

Shmuel Rotem
Director

Date of approval of the financial statements March 6, 2002

CONSOLIDATED Balance Sheets

IN ADJUSTED NEW ISRAELI SHEKELS

In thousands	Note	December 31 2001	December 31 2000
Liabilities and shareholders' equity			
Current Liabilities:	9		
Credit from banks and others	11c	**113,234**	95,593
Current maturities of long-term notes	5b	**6,299**	6,796
Accounts payable and accruals:	11d		
Trade		**88,820**	*120,724
Other		**79,238**	96,786
Total current liabilities		**287,591**	319,899
Long-Term Liabilities:			
Deferred income taxes	8f	**53,323**	45,352
Loans and other liabilities (net of current maturities):	5;9		
Loans from banks		**1,064**	2,270
Notes		**44,188**	54,375
Other liabilities		**35,032**	37,655
Total long-term liabilities		**133,607**	139,652
Commitments and Contingent Liabilities	10		
Total liabilities		**421,198**	459,551
Shareholders' Equity:	7		
Share capital (ordinary shares of NIS 0.01 par value: authorized - 20,000,000 shares; issued and paid: December 31, 2001- 3,918,710 shares; December 31, 2000 - 3,890,561 shares)		**126,314**	126,314
Capital surplus		**90,821**	90,821
Adjustments due to translation of financial statements of associated companies		**(3,202)**	
Retained earnings		**425,900**	391,162
		639,833	608,297
Total liabilities and shareholders' equity		**1,061,031**	1,067,848

*Reclassified.

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED Statements of Income

IN ADJUSTED NEW ISRAELI SHEKELS

In thousands	Note	2001	*2000	*1999
Sales - Net	11e;15	**473,677**	752,249	1,679,765
Cost of Sales	11f	**387,067**	**573,210	1,293,374
Gross Profit		**86,610**	179,039	386,391
Selling, Marketing, Administrative and General Expenses:	11g			
Selling and marketing		**32,187**	**68,309	156,350
Administrative and general		**33,724**	**46,985	71,873
		65,911	115,294	228,223
Income from Ordinary Operations		**20,699**	63,745	158,168
Financial Income (Expenses) - net	11h	**8,398**	(9,040)	(1,977)
Other Income:				
Gain on decrease in holding of activities consolidated in the past, due to issuance to a third party	2a		21,574	
Gain on sale of part of the investment in companies consolidated in the past	2b		21,290	
Gain on issuance of shares of an associated company to a third party		**1,104**		
Income Before Taxes on Income		**30,201**	97,569	156,191
Taxes on Income	8	**10,601**	38,579	39,746
Income from Operations of the Company and its Subsidiaries		**19,600**	58,990	116,445
Share in Profits of Associated Companies - net	3	**15,138**	36,339	2,787
Minority Interest in Profit of Subsidiaries			(10,170)	(48,517)
Net Income for the Year		**34,738**	85,159	70,715
			Adjusted NIS	
Net Income per NIS 1 of Par Value of Shares	1o;12	**880**	2,155	1,809

* Commencing in 2000, the results of operations of the writing and printing paper activities (as from January 1, 2000, see note 2a) and of Hogla-Kimberly Ltd. (as from April 1, 2000, see note 2b) are included in the share in profits of associated companies, and not in income from operations of the Company and its subsidiaries.

** Reclassified.

The accompanying notes are an integral part of the financial statements.

STATEMENTS of Changes in Shareholder's Equity

IN ADJUSTED NEW ISRAELI SHEKELS

In thousands	Share capital	Capital surplus	Adjustments due to translation of statements of associated companies	Retained earnings	Total
Balance at January 1, 1999	126,314	91,398		559,505	777,217
Changes in 1999:					
Net income				70,715	70,715
Dividend distributed, net of erosion of dividend proposed in 1998				(270,135)	(270,135)
Increase in value of capital note issued to a subsidiary - in respect of minority share		(28)			(28)
Balance at December 31, 1999	126,314	91,370		360,085	577,769
Changes in 2000:					
Net income				85,159	85,159
Dividend distributed				(54,082)	(54,082)
Exercise of employee options into shares	*				*
Increase in value of capital note issued to a subsidiary - in respect of minority share		(549)			(549)
Balance at December 31, 2000	126,314	90,821		391,162	608,297
Changes in 2001:					
Net income				**34,738**	**34,738**
Exercise of employee options into shares	*				*
Adjustments due to the translation of financial statements of associated companies			**(3,202)**		**(3,202)**
Balance at December 31, 2001	**126,314**	**90,821**	**(3,202)**	**425,900**	**639,833**

* Represents an amount less than adjusted NIS 1,000.

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED Statements of Cash Flows

IN ADJUSTED NEW ISRAELI SHEKELS

In thousands	2001	2000(e)	1999(e)
Cash Flows from Operating Activities:			
Net income for the year	**34,738**	85,159	70,715
Adjustments to reconcile net income to			
net cash provided by operating activities **(a)**	**(15,261)**	22,544	47,790
Net cash provided by operating activities	**19,477**	107,703	118,505
Cash Flows from Investing Activities:			
Purchase of fixed assets	**(30,285)**	(76,956)	(76,928)
Associated companies:			
acquisition of shares and granting of loans	**(4,101)**	(28,832)	(1,203)
collection of long-term loans	**2,484**	1,638	742
Proceeds from sale of fixed assets	**1,448**	2,406	2,888
Proceeds from sale of activities to an associated company **(b)**		132,480	
Reduction in cash due to deconsolidation of subsidiaries **(c)**		(61,043)	
Purchase of subsidiaries consolidated for the first time **(d)**			(71,234)
Investments in fixed-term deposits and marketable securities			
(designated to finance non-current activities)			(94,667)
Receipts from fixed-term deposits and marketable securities			
(designated to finance non-current activities)			241,217
Net cash provided by (used in) investing activities	**(30,454)**	(30,307)	815
Cash Flows from Financing Activities:			
Long-term loans received from banks			79,488
Repayment of long-term loans from banks and others	**(1,078)**	(1,281)	(5,613)
Redemption of Notes	**(6,752)**	(6,655)	(6,564)
Dividend paid (1999 - including dividend to minority in			
subsidiaries, an amount of adjusted NIS 35,258,000)		(54,082)	(411,547)
Short-term credit from banks - net	**18,107**	(122,646)	175,214
Net cash provided by (used in) financing activities	**10,277**	(184,664)	(169,022)
Decrease In Cash and Cash Equivalents	**(700)**	(107,268)	(49,702)
Balance of Cash and Cash Equivalents at Beginning of Year	**4,285**	111,553	161,255
Balance of Cash and Cash Equivalents at End of Year	**3,585**	4,285	111,553

In thousands	2001	2000(e)	1999(e)
(a) Adjustments required to reflect the cash flows from operating activities:			
Income and expenses not involving cash flows:			
Minority interest in profits of subsidiaries		10,170	48,517
Share in profits of associated companies (2000 - net of dividend received therefrom, an amount of adjusted NIS 22,036,000), net	**(15,138)**	(14,303)	(2,787)
Depreciation and amortization	**29,611**	33,632	51,504
Deferred income taxes - net	**7,349**	5,127	569
Capital losses (gains) on:			
Sale of fixed assets	**22**	(208)	(1,567)
Gain on issuance of shares in an associated company to a third party - net	**(1,104)**	(5,357)	
Gain on sale of part of the investment in companies consolidated in the past - net		(14,899)	
Linkage and exchange differences on (erosion of) principal of long-term loans from bank and others - net	**(176)**	90	11
Linkage differences on (erosion of) principal of Notes	**(3,932)**	1,755	1,084
Erosion of (linkage differences on) principal of long-term loans to associated companies	**762**	*(129)	(76)
Erosion of (linkage differences on) fixed-term deposits and decrease (increase) in value of investments in marketable securities - net			(2,579)
Linkage differences on a long-term capital note granted to an associated company	**(3,041)**	*(287)	
	14,353	15,591	94,676
Changes in operating asset and liability items:			
Decrease (increase) in trade receivables	**24,304**	*128,844	(76,804)
Decrease (increase) in other receivables	**(122)**	*(66,363)	2,813
Increase in inventories	**(4,344)**	(12,687)	(18,978)
Increase (decrease) in trade payables	**(31,904)**	*(18,469)	43,052
Increase (decrease) in other payables and accruals	**(17,548)**	(24,372)	3,031
	(29,614)	6,953	(46,886)
	(15,261)	22,544	47,790
(b) Proceeds from sale of activities to an associated company, see also notes 2a:			
Assets and liabilities of the activities sold at date of sale:			
Working capital (excluding cash and cash equivalents) - net		107,928	
Fixed assets - net		106,222	
Deferred income taxes - net		(24,377)	
Capital gain from issuance of shares in an associated company to a third party - net		5,357	
Investment in associated companies:			
Investment in associated companies - net		(20,959)	
Long-term loans - net		(41,691)	
		132,480	

In thousands	2001	2000(e)	1999(e)
(c) Reduction in cash due to deconsolidation of subsidiaries, see also note 2b:			
Assets and liabilities of former subsidiaries at date of sale:			
Working capital (excluding cash and cash equivalents)		92,357	
Fixed-term deposits		79,488	
Fixed assets - net		167,767	
Goodwill, net of accumulated amortization		39,912	
Long-term liabilities		(79,488)	
Minority interest		(197,480)	
Deferred income taxes - net		(21,414)	
Capital gain from sale of part of the investment in companies consolidated in the past -net		14,899	
Investment in associated companies:			
Investment in associated companies - net		(193,029)	
Capital note from an associated company		35,945	
		(61,043)	
(d) Purchase of subsidiaries consolidated for the first time:			
Assests and liabilities of the subsidiaries on date of purchase:			
Working capital (excluding cash and cash equivalents) - net			(4,629)
Fixed assets - net			(32,470)
Long-term liabilities			4,416
Deferred income taxes - net			3,392
Goodwill resulting from the purchase			(41,943)
			(71,234)
(e) As to the deconsolidation, in 2000, of companies consolidated in the past and the transfer of the activity in the field of writing and printing paper to an associated company - see note 2.			
Supplementary cash flow information -			
cash paid during the year for:			
Income taxes - net	**3,679**	11,411	67,024
Interest - net	**10,608**	7,803	10,743

*Reclassified.

Supplementary information on investing and financing activities not involving cash flows

In 2000, a subsidiary purchased machinery and equipment for approximately adjusted NIS 2,429,000. The unpaid balance of adjusted NIS 2,262,000 represents suppliers' long-term credit, which is given recognition in these statements of cash flows only upon payment (financing activity); accordingly, amounts paid in 2000 (adjusted NIS 167,000) on account of principal of the credit are included among financing activities (see note 5c(2)).

The accompanying notes are an integral part of the financial statements.

NOTE 1 Significant Accounting Policies:

The significant accounting policies, applied on a consistent basis, are as follows:

a. General:

1) Activities of the Group

American Israeli Paper Mills Limited (hereafter - the Company) and its subsidiaries and associated companies (hereafter - the Group) are mainly engaged in the production and sale of paper and paper products, including paper recycling activities and handling of solid waste. Certain companies are engaged in the marketing of office supplies and in the sale of products produced by others (some of which are not paper or paper products). Most of the Group's sales are made to the local market (Israel). As to information by operating segments, see note 15.

As to deconsolidation - in the year 2000 - of subsidiaries and the transfer of writing and printing paper activities to an associated company, see note 2.

2) Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

3) Definitions:

Subsidiary companies - companies in which the Company has control as defined in Opinion 57 of the Institute of Certified Public Accountants in Israel (hereafter - the Israeli Institute), the financial statements of which are included in consolidation.

Associated companies - companies (which are not consolidated subsidiaries) in which the Company holds 20% or more of the voting rights and rights to profits. The investments in these companies are accounted for by the equity method.

Interested parties - as defined in the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

b. Adjusted financial statements:

1) The Company and its subsidiaries maintain their accounts in nominal new Israeli shekels ("NIS") and in U.S. dollars ("dollars"). All the figures in the financial statements are presented in adjusted values on the basis of changes in the exchange rate of the dollar (rather than the changes in the Israeli consumer price index; hereafter - Israeli CPI), as permitted by Opinion 36 of the Israeli Institute for companies whose securities are traded on a foreign stock exchange; the Company's shares are traded on the American Stock Exchange ("AMEX").

The adjusted NIS data are the product of the data in dollar terms multiplied by the representative exchange rate of the dollar at December 31, 2001 - $1 = NIS 4.416 (see also note 9b).

2) Non-monetary balance sheet items (mainly fixed assets, inventories and deferred charges, and shareholders' equity items derived from cash flow from shareholders) have been adjusted on the basis of the changes in the exchange rate of the dollar since the related transactions were carried out. The income statement components relating to these non-monetary balance sheet items have been adjusted on the same basis as the related balance sheet items.

Investments in some of the associated companies (the activities of which are an integral part of the Company's activities) and the Company's share in their operating results have been determined based on their financial statements which are adjusted on the basis of changes in the exchange rate of the dollar. As to associated companies the financial statements of which are adjusted on the basis of the changes in the Israeli CPI, see (4) below.

The components of the statements of income (except financing) relating to transactions carried out in the reported year - sales, purchases, labour costs, etc. - have been adjusted on the basis of the exchange rates in effect on transaction dates.

Financial income and expenses represent such income and expenses in real terms (net of inflation) and the erosion of balances of monetary items during the year.

3) The amounts of non-monetary items do not necessarily represent realizable value or any other economic value, but only their original historical values adjusted on basis of the changes in the exchange rate of the dollar. In these financial statements, the term "cost" signifies cost in adjusted NIS.

4) Associated companies whose financial statements are adjusted on the basis of the changes in the Israeli CPI

For purposes of inclusion on the equity basis, the amounts included in the financial statements of the above associated companies operating independently were treated as follows:

Balance sheet items at the end of the year and the results of operations for the year reflect the amounts presented in the financial statements of such companies. Balance sheet items at the beginning of the year and changes in shareholders' equity items during the year were adjusted on the basis of the changes in the exchange rate of the dollar at the beginning of the year or at the date of each change, respectively, through the end of the year. Any differences resulting from the treatment described above were carried to the adjusted shareholders' equity under a separate item ("adjustments due to the translation of financial statements of associated companies").

5) As to the discontinuance of inflation adjusted reporting, commencing 2003, see p(2) below.

c. Principles of consolidation:

1) The consolidated financial statements include the accounts of the Company and its subsidiaries. A list of the main subsidiaries is presented in a schedule to the financial statements.
As to companies deconsolidated in 2000 - see note 2.

2) Intercompany transactions and balances, as well as intercompany profits on sales which have not been realized outside the Group, have been eliminated.

d. Inventories

Raw materials and supplies, finished goods and goods in process, and purchased products are valued at the lower of cost or market (net of processing costs, where appropriate), after deduction of provision for obsolescence; cost is determined on the moving average basis.

Maintenance and sundry stores are carried at cost, on the moving average basis.

e. Investments in associated companies:

1) The investments in these companies are accounted for by the equity method.
Profits on intercompany sales - not realized outside the Group - have been eliminated.

2) The excess of cost of the investment in associated companies over the equity in net assets at time of acquisition ("excess of cost of investment") or the excess of equity in net assets of associated companies at time of acquisition over the cost of their acquisition ("negative excess of cost of investment") represent the amount not attributed to specific assets and liabilities. The excess of cost of investment and the negative excess of cost of investment are presented at their net amount and are amortized in equal annual installments over a period of up to 10 years, commencing in the specific year of each individual acquisition.

f. Fixed assets:

1) Fixed assets are stated at cost, net of related investment grants.

2) Fixed assets of own manufacture are stated at cost, based on the direct costs with the addition of an appropriate portion of indirect production costs.

3) The assets are depreciated by the straight-line method on basis of their estimated useful life.
Depreciation periods are as follows:

	Years	
Buildings	10 - 50	(mainly 33)
Machinery and equipment	7 - 20	(mainly 10 and 20)
Vehicles	5 - 7	(mainly 7)
Office equipment and furniture (including computers)	3 - 17	(mainly 4)

g. Impairment in value of fixed property

The Company has adopted Statement No. 121 of the Financial Accounting Standards Board of the United States ("FASB") - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("FAS 121"). FAS 121 relates to fixed assets and identifiable intangibles (hereafter - fixed property). In accordance with FAS 121, the Company reviews the fixed property for impairment whenever events or changes in circumstances indicate that the carrying amount of the fixed property may not be recoverable by the expected future cash flows. If there is such an impairment in value of the fixed property, the loss is carried to the statement of income.

h. Deferred charges

The item represents note issuance costs, which are amortized over the period at the end of which the holders may demand redemption (see note 5b).

i. Deferred taxes:

1) Deferred taxes are computed according to the liability method, on the basis of differences between the amounts presented in these statements and those taken into account for tax purposes. As to the main factors in respect of which deferred taxes have been included - see note 8f.

The amount of deferred taxes presented in the income statements reflects changes in the deferred tax balances during the reported years.

2) Taxes which would apply in the event of disposal of investments in subsidiaries and associated companies have not been taken into account in computing the deferred taxes, as it is the Company's policy to hold these investments, not to realize them.

3) The Group may incur additional tax liability in the event of intercompany dividend distribution. No account was taken of the additional tax, since it is the Group's policy not to cause distribution of dividend which would involve additional tax liability to the Group in the foreseeable future.

j. Revenue recognition

Revenue from sale of products to the local market is recognized upon shipment (which represents the date which the ownership transfers). Revenue from sale of products for export is recognized as the products are delivered to the customer in the target country.

k. Advertising expenses

Advertising expenses are charged to income as incurred.

L. Allowance for doubtful accounts

The allowance is determined mainly in respect of specific debts doubtful of collection.

m. Derivative financial instruments

Gains and losses on hedges of existing assets or liabilities are recognized in income commensurate with the results from those assets and liabilities.

Gains and losses related to derivatives that are hedging firm commitments are deferred, and ultimately recognized in income as part of the measurement of the results of the underlying hedged transactions.

n. Cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, the period to maturity of which did not exceed three months at time of deposit, to be cash equivalents.

o. Net income per NIS 1 of par value of shares

Net income per NIS 1 of par value of shares is computed in accordance with Opinion 55 of the Israeli Institute; as to the data used in the per share computation - see note 12.

p. Recently issued pronouncements:

1) In July 2001, the IASB issued Accounting Standard No. 11 - "Segment Reporting", which is effective for financial statements relating to periods commencing January 1, 2002. This standard requires companies, whose securities are registered for trade on a stock exchange, to include information in their financial statements relating to business segments and to geographical segments, in respect of each of the reported periods. The standard also stipulates detailed instructions and quantitative criteria for identifying such segments.

In 2001, the company made adjustments retroactively to 2000, with regard to the segment reporting included in these financial statements, in order to comply with the identification and reporting requirements of the new standard.

2) In October 2001, the IASB issued Israel Accounting Standard No. 12 - Discontinuance of Adjusting Financial Statements for Inflation. Standard 12 provides for the discontinuance of inflation-adjusted financial statements and the return to the nominal-historical financial reporting as is generally practiced in the world, due to the significant decrease in recent years in the inflation rates, and the less common usage of linkage in the Israeli economy.

According to this Standard, the adjustment of financial statements for inflation will be discontinued commencing January 1, 2003. Through December 31, 2002, the Company will continue to draw up financial statements, adjusted to inflation in accordance with Opinion No. 36 of the Israeli Institute. The inflation-adjusted amounts as of December 31, 2002, will be the base for the nominal-historical financial reporting in the following periods.

The implementation of Standard 12 will mainly effect the financing expenses item.

Upon the issuance of Standard 12, Clarifications Nos. 8 and 9 to Opinion No. 36 of the Israeli Institute, were canceled and were replaced by Israel Accounting Standard No. 13. Most of the provisions of Standard No. 13, correspond to the provisions which appeared in the above-mentioned clarifications.

NOTE 2
Deconsolidated Companies and Activities Not Included in Consolidation in 2000:

Commencing in 2000, the consolidated financial statements do not include the financial statements of the following companies:

a. Neusiedler Hadera Paper Ltd. (hereafter - N.H.P):

1) On November 21, 1999, the Company and Neusiedler AG, a company operating in the field of paper in Austria (hereafter - Neusiedler) reached an agreement for the purchase of 50.1% of the Group's activities in the field of printing and writing paper by Neusiedler.

Pursuant to this agreement on January 1, 2000, those activities which, in the past, were performed by several subsidiaries, were transferred to N.H.P. As part of this transaction, N.H.P issued 50.1% of its shares to Neusiedler for adjusted NIS 44 million. Following the issuance of N.H.P shares to Neusiedler, N.H.P paid in cash approximately adjusted NIS 132 million for the activities transferred thereto. In addition, N.H.P owes to the Company a further long-term debt of approximately adjusted NIS 44 million. The proceeds were determined on the basis of the equity in net assets of the transferred activities as included in the accounts of the subsidiaries, prior to the transfer. Because of the reduction of the shareholding in N.H.P to 49.9%, the accounts of N.H.P are no longer included in the Company's consolidated financial statements as of the date of that reduction and the Company's investment therein is accounted for by the equity method. The Company's capital gain on this transaction in 2000 is adjusted NIS 21,574 in thousands. The capital gains tax resulting from the sale - adjusted NIS 16,217 in thousands - is included in taxes on income.

As part of the said agreement, Neusiedler was granted an option (commencing 3 years from the signing of the agreement) to sell to the Company its holdings in N.H.P., at a price which is 20% lower than the value (as defined in the agreement). The understanding between the parties is that the option would only be exercised under continued extraordinary circumstances that preclude the operation of N.H.P. in Israel. The Company believes that the likelihood of such circumstances taking place is very remote.

In 1999, the sales pertaining to the abovementioned activities aggregate adjusted NIS 490,023 in thousands.

b. Hogla-Kimberly Ltd. (hereafter - Hogla-Kimberly):

1) *In January 2000, the Company signed an agreement with Kimberly Clark Corporation (hereafter - KC), under which KC* was given an option to purchase an additional 0.2% holding in Hogla-Kimberly from the Company in consideration of $ 5 million.

On March 31, 2000, KC exercised that option, paying adjusted NIS 22 million and increasing its shareholding in Hogla-Kimberly to 50.1% and by doing so, KC took over Hogla-Kimberly. Consequently, as from March 31, 2000, Hogla Kimberly's accounts are no longer included in the Company's consolidated financial statements, and the Company's investment therein is accounted for by the equity method. The Company's capital gain on this transaction in 2000 is adjusted NIS 21,290 in thousands. The capital gains tax resulting from the sale - adjusted NIS 6,391 in thousands - is included in taxes on income.

As part of the abovementioned agreement, the Company has been granted a counter-right according to which, should KC wish to sell its holding in Hogla-Kimberly to a third party (subsequent to the acquisition of control therein), the Company could re-acquire the control in Hogla Kimberly (0.2%) in consideration of $ 5 million. This right is in addition to a right of first refusal, which is granted to the Company or to KC under the shareholders' agreement, in the event that any one of them should wish to sell its holdings in Hogla-Kimberly to a third party.

2) Following are data of Hogla-Kimberly included in the consolidated statements of income for the following periods:

Adjusted NIS in thousands	Period from January 1, 2000 to March 31, 2000	Year ended December 31, 1999
Sales - net	**214,614**	748,960
Net income	**10,210**	48,712

NOTE 3 Investments in Associated Companies:

a. Composed as follows:

Adjusted NIS in thousands	December 31 2001	December 31 2000
Cost:		
Shares	**54,699**	54,494
Excess of cost of investment - net	**2,104**	1,856
Less - accumulated amortization	**(3,675)**	(3,709)
Capital gain from issuance of shares of an associated company to a third party	**40,581**	39,477
Adjustment due to the translation of financial statements	**(3,202)**	
Share in profits accumulated since acquisition	**235,380**	220,276
	325,887	312,394
Long-term loans and capital notes (net of current maturities)*	**54,496**	45,262
	380,383	357,656

*Classified by linkage terms, the total amounts of the loans and capital notes are as follows:

Adjusted NIS in thousands	December 31 2001	December 31 2000
Linked to the dollar	**44,160**	44,160
In NIS:		
Linked to the Israeli CPI	**7,340**	9,934
Unlinked capital note	**2,996**	
	54,496	54,094
Less - current maturities		8,832
	54,496	45,262

These loans and capital notes do not bear interest.

As of December 31, 2001, the repayment dates of the long-term loans and capital notes have not yet been determined.

As to a capital note issued to an associated company, see note 5c.

b. The changes in the investments in 2001 are as follows:

Adjusted NIS in thousands	
Balance at beginning of year	**357,656**
Add - current maturities	**8,832**
	366,488
Changes during the year:	
Investments in shares	**453**
Share in profits of associated companies - net	**15,138**
Gain on issuance of an associated company's shares to a third party	**1,104**
Adjustments due to the translation of financial statements	**(3,202)**
Increase in balance of long-term loans	**402**
Balance at end of year	**380,383**

c. Investment in Carmel Container Systems Limited (hereafter - Carmel)

The investment in shares includes, as of December 31, 2001 and 2000, adjusted NIS 30,978 in thousands and adjusted NIS 32,312 in thousands, respectively; investment in Carmel, which is held to the extent of 26.25%. Carmel shares are traded in the United States on the "AMEX" Stock Exchange. The market value of the Company's holding in these shares as of December 31, 2001 and 2000 is adjusted NIS 14,300 in thousands and adjusted NIS 13,215 in thousands, respectively.

The Company's management examined the possibility that an impairment in the value of its investment in Carmel, which is not temporary in nature, has occurred. Based, inter alia, on a valuation of Carmel, which suggests that the economic value of the Company's share in Carmel exceeds the amount of the investment recorded in its accounts, the Company concluded that the investment should not be written-down.

The financial statements of Carmel are drawn up on the basis of historical cost, adjusted for the changes in the general purchasing power of Israeli currency measured on the basis of the Israeli CPI. For purposes of inclusion in these consolidated financial statements, Carmel's financial statements were adjusted on the basis of the changes in the exchange rate of the dollar.

d. Investment in T.M.M Integrated Recycling Industries Ltd. (hereafter - T.M.M.)

In 2000, the Company and Compagnie Generale D'Entreprises Automobiles (hereafter - CGEA), an international French group in the field of environmental services - through a jointly held company (Barthelemi Holdings Ltd., in which the Company holds 33.9% interest; hereafter - Barthelemi) - acquired 62.5% of the share capital of T.M.M. from its controlling shareholders for adjusted NIS 70 million.

In addition, T.M.M was merged with Amnir Industries and Environmental Services Ltd. (in which the Company and CGEA held 49% and 51%, respectively; hereafter - Amnir Environment) in such a manner that Amnir Environment became a wholly-owned subsidiary of T.M.M, in consideration of 35.3% of the shares of the merged company.

In August and September 2000, T.M.M. acquired approximately 3% of its own share capital from other shareholders off the stock exchange.

In December 2001, Barthelemi acquired an additional 3% of T.M.M.'s share capital from other shareholders off the sotck exchange.

As a result of the above transactions, the Company's share in T.M.M. (directly and through Barthelemi) aggregates 39.2%.

The excess of equity in net assets of T.M.M. at time of acquisition of T.M.M. shares, over cost of the investment therein (taking into account T.M.M.'s acquisition of its own shares) - adjusted NIS 1,594 in thousands - was not attributed to specific assets. This amount is amortized over a period of ten years.

The amount invested in shares includes adjusted NIS 15,460 in thousands (December 31, 2000 - adjusted NIS 16,463 in thousands) that was directly invested in T.M.M., the shares of which are traded on the Tel Aviv Stock Exchange; the market value of these shares aggregates adjusted NIS 11,282 in thousands as of December 31, 2001 (December 31, 2000 - adjusted NIS 23,979 in thousands).

e. After December 31, 2001, an associated company declared the distribution of a dividend. The Company's share in the dividend declared - adjusted NIS 22,036 in thousands - is not included in these financial statements.

NOTE 4
Fixed Assets:

a. Composition of assets, grouped by major classifications, and changes therein during 2001, are as follows:

Adjusted NIS in thousands	Cost: Balance at beginning of year	Cost: Changes during the year: Additions	Cost: Changes during the year: Retirements	Cost: Balance at end of year
Land	38,755			38,755
Buildings	119,219	4,358		123,577
Machinery and equipment	568,511	60,411	273	628,649
Vehicles	34,445	3,074	4,417	33,102
Office equipment and furniture (including computers)	60,402	1,855	41	62,216
Payments on account of acquisition of machinery and equipment	67,981	(39,413)		28,568
	889,313	30,285	4,731	914,867

Adjusted NIS in thousands	Accumulated depreciation: Balance at beginning of year	Accumulated depreciation: Changes during the year: Additions	Accumulated depreciation: Changes during the year: Retirements	Accumulated depreciation: Balance at end of year	Depreciated balance at December 31: **2001**	Depreciated balance at December 31: 2000
Land					**38,755**	38,755
Buildings	99,621	3,661		103,282	**20,295**	19,598
Machinery and equipment	410,543	19,249	230	429,562	**199,087**	157,968
Vehicles	21,105	3,135	3,012	21,228	**11,874**	13,340
Office equipment and furniture (including computers)	43,537	3,480	19	46,998	**15,218**	16,865
Payments on account of acquisition of machinery and equipment					**28,568**	67,981
	574,806	29,525	3,261	601,070	**313,797**	314,507

b. The item is net of investment grants in respect of investments in "approved enterprises" (see notes 8a and 10a):

Adjusted NIS in thousand	December 31 **2001**	December 31 2000
Cost	**1,828**	1,828
Accumulated depreciation	**1,796**	1,794

c. The Group's real estate is partly owned and partly - to the extent of adjusted NIS 19.8 million - leased from the Israel Lands Administration, of which lease fees of approximately adjusted NIS 1 million have been capitalized. The leasehold rights are for 49 year periods ending in the years 2008 to 2023, with options to extend for an additional 49 years.

d. As to pledges on assets - see note 10.

NOTE 5

Long-Term Loans and Other Long-Term Liabilities:

a. Loans from banks:

	Weighted interest rates at December 31,	December 31	
	2001	**2001**	2000
	%	Adjusted NIS in thousands	
Linked to the dollar	**4.0**	**353**	706
Linked to the Israeli CPI	**4.9**	**1,776**	2,681
		2,129	3,387
Less - current maturities		**1,065**	1,117
		***1,064**	2,270

*The loans mature as follows:

	Adjusted NIS in thousands
In 2003	**710**
In 2004	**354**
	1,064

b. Notes

The item represents Notes issued under a private placement to institutional investors in May 1992, as follows:

	December 31	
Adjusted NIS in thousand	**2001**	2000
Balance	**50,487**	61,171
Less - current maturities	**6,299**	6,796
	44,188	54,375

The balance of the Notes as of December 31, 2001 is redeemable in eight installments, due in June of each of the years 2002-2009, each installment amounting to 6.66% of the par value of the Notes. The unpaid balance of the Notes bears annual interest of 3.8%, payable each June, in respect of the period ending on the day preceding the date of payment. The Notes - principal and interest - are linked to the Israeli CPI of February 1992.

c. Other liabilities

As follows:

b.	December 31	
Adjusted NIS in thousand	**2001**	2000
Capital note to an associated company (1)	**32,770**	35,811
Other liability (2)	**2,262**	1,844
	35,032	37,655

(1) The capital note is unlinked and interest free. No repayment date has been fixed, but the associated company does not intend the capital note to be paid before January 1, 2003.

(2) The loan was received from a supplier in 2000, to finance acquisition of machinery and equipment of adjusted NIS 2,429,000. The loan is linked to the dollar.
The Company is currently negotiating the repayment date of this liability.

NOTE 6
Liability for Emplolyee Rights Upon Retirement:

a. Israeli labour laws and agreements require companies in the Group to pay severance pay to employees dismissed or leaving their employ under certain circumstances, computed on the basis of the number of years of service and, generally, the latest pay rate (one month's pay for each year of service) or a pension upon retirement.

To cover the liability for employee rights upon retirement, pursuant to labour agreements currently in force and based on salary components which, in management's opinion, create entitlement to severance pay, deposits are made by the Company and its subsidiaries to various provident funds (including pension funds) or insurance plans for the benefit of employees.

The severance pay and pension liability and the amounts funded as above are not reflected in the financial statements, as the significant pension and severance pay risks have been irrevocably transferred to the pension funds and the insurance companies, as allowed by the Severance Pay Law.

b. The expenses relating to employee rights upon retirement, which reflect the amounts that were deposited with provident funds, pension funds and various insurance policies, are adjusted NIS 6,368,000, adjusted NIS 10,037,000 and adjusted NIS 9,589,000 in 2001, 2000, and 1999, respectively.

NOTE 7
Shareholders' Equity:

a. Share capital

Composed of ordinary registered shares of NIS 0.01 par value, as follows:

	Authorized	Issued and paid	
	December 31,	December 31	
	2001 and 2000	**2001**	2000
Number of shares	**20,000,000**	**3,918,710**	3,890,561
Amount in NIS	**200,000**	**39,187**	38,906

The shares are traded on stock exchanges in Tel-Aviv and in U.S.. The quoted prices per share, as of December 31, 2001 are NIS 176.4 and $ 40.5 (NIS 178.8), respectively.

b. Employee stock option plans

1) The 1998 plan for senior officers in the Group

On January 11, 1998, the board of directors approved a stock option plan for senior officers in the group ("the 1998 plan for senior officers in the Group"). Under this plan, up to 167,000 options will be allotted without consideration (including 32,000 options to an employee who is an interested party). Each option is exercisable to purchase one ordinary share of NIS 0.01 par value of the Company. The options were granted in three yearly batches. The 1998 plan for senior officers in the Group was approved by the shareholders' meeting in February 1998.

51,330 and 51,335 and 52,833 options were granted under the 1998 plan for senior officers in the Group in each of the years 2000, 1999 and 1998, respectively (including 10,667 options granted in 2000 and 1999 to an employee who is an interested party and 10,666 options in 1998). All together, 155,498 options were granted.

The exercise price of the options granted as above, was fixed at adjusted NIS 167.06. This price represent the average price of the Company's shares on the Tel-Aviv Stock Exchange during thirty trading days prior to the date of the board of directors' approval, less 10%. As stipulated by the 1998 plan for senior officers in the Group, the exercise price has been adjusted, following a dividend distribution, and is adjusted NIS 92.91. This exercise price is linked to the dollar.

The quoted price of the Company's shares, close to the time of the board of directors' resolution to grant the options, was adjusted NIS 172.09.

The fair value of each option - computed on the basis of the Black & Scholes option-pricing model - as prescribed by the regulations of the Tel-Aviv Stock Exchange - was adjusted NIS 73.15 on the date of the approval of the 1998 plan for senior officers in the Group.

Each batch can be exercised for three years commencing two years from date of grant.

Notwithstanding the above, the number of shares resulting from exercise of the options and the actual exercise price will be fixed as follows: When an exercise request is received from an option holder, a computation will be made of the difference between the quoted price of the Company's shares at the beginning of that trading day and the exercise price; that difference is to be multiplied by the number of shares expected to be issued on exercise of the option (referred to hereafter as "the benefit"). The number of shares the Company will actually issue to the option holder will be the number of shares the market value of which is equal to the amount of the benefit computed as above. In consideration for the shares, the option holder will pay their par value only.

The ordinary shares issuable upon exercise of the options will confer upon their holders the same rights as all other ordinary shares, from their date of issue.

In 2001 and 2000, 46,002 and 51,335 options, respectively, were exercised under the 1998 plan for senior officers in the Group. 28,149 and 35,990 shares of NIS 0.01 were issued following the exercise, respectively. The remainder of the options granted is 58,161.

The above plan is carrying out according to the principles set out in Section 102 of the Income Tax Ordinance, which stipulates, inter-alia, the terms for recognition of the expense involved therein to the Company and the charge of capital gains tax to employees in respect of the profits attributed thereto as benefits arising from the above plan.

2) The 2001 Plan for senior officers in the Group

On April 2, 2001, the Company's board of directors approved a stock option plan for senior officers in the group (hereafter - the 2001 Plan for senior officers in the Group). Under this plan, up to 194,300 options will be allotted without consideration. Each option is exercisable to purchase one ordinary share of NIS 0.01 par value of the Company. The options will be exercisable in four yearly batches. The blocking period of the first batch is two years, commencing on the date of grant. The blocking period of the second batch is three years from the date of grant, and so forth. Each batch is exercisable during two years from the end of the blocking period.

On July 5, 2001, 194,300 options were granted under the 2001 Plan for senior officers in the Group.

The exercise price of all the options granted as above was set at NIS 217.00 per share, linked to the CPI, on the basis of the CPI as of April 2, 2001 (December 31, 2001 - adjusted NIS 221.80). This price represent the average price of the Company's shares on the Tel-Aviv Stock Exchange during thirty trading days prior to the date of the board of directors' approval, less 10%.

The quoted price of the Company's shares on the Tel Aviv Stock Exchange close to the time of the board of directors' resolution to grant the options, was adjusted NIS 204.00. Prior to the granting of the options, the price was adjusted NIS 185.80.

The fair value of each option - computed on the basis of the Black & Scholes option-pricing model - as prescribed by the regulations of the Tel-Aviv Stock Exchange - was approximately adjusted NIS 57.17 on the date of grant.

Notwithstanding the above, the number of shares resulting from exercise of the options and the actual exercise price will be fixed as follows: When an exercise request is received from an option holder, a computation will be made of the difference between the quoted price of the Company's shares at the beginning of that trading day and the exercise price; that difference is to be multiplied by the number of shares expected to be issued on exercise of the option (referred to hereafter as "the benefit"). The number of shares the Company will actually issue to the option holder will be the number of shares the market value of which is equal to the amount of the benefit computed as above. In consideration for the shares, the option holder will pay their par value only.

The ordinary shares issuable upon exercise of the options will confer upon their holders the same rights as all other ordinary shares, from their date of issue.

The above plan is carrying out according to the principles set out in Section 102 of the Income Tax Ordinance, which stipulates, inter-alia, the terms for recognition of the expense involved therein to the Company (in respect of the Company's employees only) and the charge of capital gains tax to employees in respect of the profits attributed thereto as benefits arising from the above plan.

3) The 2001 Employee Plan

On August 29, 2001, the Company's board of directors approved a stock option plan for employees in the group (hereafter - the 2001 Employee Plan). Under this plan, up to 125,000 options will be allotted without consideration. Each option is exercisable to purchase one ordinary share of NIS 0.01 par value of the Company.

On November 4, 2001, 81,455 options were granted under the 2001 Employee Plan.

The exercise price of all the options granted as above was set at NIS 160.99 per share, linked to the CPI, on the basis of the CPI as of August 29, 2001 (December 31, 2001 - adjusted NIS 160.99). This price represent the average price of the Company's shares on the Tel-Aviv Stock Exchange during thirty trading days prior to the date of the board of directors' approval, less 10%.

The quoted price of the Company's shares on the Tel Aviv Stock Exchange close to the time of the board of directors' resolution to grant the options, was adjusted NIS 171.20. Prior to the granting of the options, the price was adjusted NIS 138.80.

The fair value of each option - computed on the basis of the Black & Scholes option-pricing model - as prescribed by the regulations of the Tel-Aviv Stock Exchange - was approximately adjusted NIS 64.65 on the date of grant.

Each batch can be exercised for three years commencing two years from date of grant.

Notwithstanding the above, the number of shares resulting from exercise of the options and the actual exercise price will be fixed as follows: When an exercise request is received from an option holder, a computation will be made of the difference between the quoted price of the Company's shares at the beginning of that trading day and the exercise price; that difference is to be multiplied by the number of shares expected to be issued on exercise of the option (referred to hereafter as "the benefit"). The number of shares the Company will actually issue to the option holder will be the number of shares the market value of which is equal to the amount of the benefit computed as above. In consideration for the shares, the option holder will pay their par value only.

The ordinary shares issuable upon exercise of the options will confer upon their holders the same rights as all other ordinary shares, from their date of issue.

The above plan is carrying out according to the principles set out in Section 102 of the Income Tax Ordinance, which stipulates, inter-alia, the terms for recognition of the expense involved therein to the Company (in respect of the Company's employees only) and the charge of capital gains tax to employees in respect of the profits attributed thereto as benefits arising from the above plan.

NOTE 8 Taxes on Income:

a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - the law)
Under the law, by virtue of the "approved enterprise" status granted to certain of their production facilities, certain subsidiaries are entitled to various tax benefits (mainly reduced tax rates).

During the period of benefits - mainly 7 years commencing in the first year in which the companies earn taxable income from the "approved enterprises", provided the maximum period to which it is restricted by law has not elapsed - reduced tax rates or exemption from tax applies, as follows:

1) Corporate tax rate of 25%, instead of the regular tax rate (see d. hereafter).

2) Tax exemption on income from certain "approved enterprises" in respect of which the companies have elected the "alternative benefits" (involving waiver of government guaranteed loans); the length of the exemption period is 4 years, after which the income from these enterprises is taxable at the rate of 25% for 3 years.

The part of the taxable income which is entitled to the tax benefits is determined on the basis of the ratio of the turnover attributed to the approved enterprise to the total turnover of these companies, taking into account the ratio of the approved enterprise assets to total assets of these companies. The turnover that is attributed to the approved enterprise is generally computed on the basis of the ratio of the increase in turnover to the "basic" turnover stipulated in the instrument of approval.

The periods of benefits in respect of the approved enterprises of the Group expire by 2003.

The entitlement to the above benefits is conditional upon the companies' fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the companies may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the CPI and interest.

b. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the inflationary adjustments law)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Israeli companies in the Group are taxed under this law.

As stated in note 1b, the financial statements are drawn up in NIS adjusted on the basis of the changes in the exchange rate of the dollar. The difference between the increase in the Israeli CPI and the change in the exchange rate of the dollar - on an annual and cumulative basis - creates differences between the taxable income and the income reflected in the financial statements.

c. The Law for the Encouragement of Industry (Taxation), 1969

The Company and certain subsidiaries are "industrial companies" as defined by this law. As such they are entitled to claim, and have in fact claimed, depreciation at accelerated rates on equipment used in industrial activity as stipulated by regulations published under the inflationary adjustments law.

Under this law, the Company files consolidated tax returns with certain subsidiaries.

d. Tax rates applicable to income not derived from "approved enterprises"

Income not eligible for "approved enterprise" benefits mentioned in a. above is taxed at the regular rate - 36%.

e. Carryforward tax losses

Carryforward tax losses of the Company and certain subsidiaries are adjusted NIS 17,905,000 and adjusted 12,279,000 as of December 31, 2001 and 2000, respectively. Under the inflationary adjustments law, the carryforward losses are linked to the Israeli CPI.

The Israeli loss carryforwards have no expiration date.

f. Deferred taxes

The composition of the deferred taxes, and the changes therein during 2001 and 2000, are as follows:

Adjusted NIS In thousands	Among current assets **(1)**	As a non-current liability **(2)**	Total
Balance at January 1, 2000	(17,800)	95,099	77,299
Changes in 2000:			
Amounts carried to income	1,886	3,241	5,127
Reduction due to deconsolidation of subsidiaries and activities no longer consolidated	7,197	(52,988)	(45,791)
Balance at December 31, 2000	(8,717)	45,352	36,635
Changes in 2001- amounts carried to income	(622)	7,971	7,349
Balance at December 31, 2001	**(9,339)**	**53,323**	**43,984**

(1) In respect of inventories and provisions for doubtful accounts, vacation and recreation pay and carryforward tax losses.

(2) Mainly in respect of depreciable fixed assets.

The deferred taxes are computed at the rates of 31.8%-36%.

g. Taxes on income included in the income statements:

1) As follows:

Adjusted NIS In thousands	**2001**	2000	1999
For the reported year:			
Current	**3,252**	33,452	51,219
Deferred, see f. above	**7,349**	5,127	569
	10,601	38,579	51,788
For prior years - net			(12,042)
	10,601	38,579	39,746

2) Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular rate, as stated in d. above, and the actual tax expense:

	2001		2000		1999	
	%	Adjusted NIS in thousands	%	Adjusted NIS in thousands	%	Adjusted NIS in thousands
Income before taxes on income, as reported in the statements of income	**100.0**	**30,201**	100.0	97,569	100.0	156,191
Theoretical tax on the above amount	**36.0**	**10,872**	36.0	35,125	36.0	56,229
Tax benefits arising from reduced tax rate for "approved enterprise"	**(1.1)**	**(330)**	(3.6)	(3,552)	(4.0)	(6,238)
	34.9	**10,542**	32.4	31,573	32.0	49,991
Increase in taxes resulting from changes in tax rates and other changes in deferred taxes - net	**0.8**	**232**	3.8	3,695	2.5	3,893
Tax deduction in respect of options exercised by employees according to section 102 of the Israeli Income Tax Ordinance	**(13.0)**	**(3,917)**				
Other - net	**12.4**	**3,744**	3.3	3,311	(1.4)	(2,096)
Taxes on income for the reported year	**35.1**	**10,601**	39.5	38,579	33.1	51,788

h. Tax assessments

The Company and most of its subsidiaries have received final tax assessments through the year ended December 31, 1997.

NOTE 9

Linkage Terms of Monetary Balances:

a. **As follows:**

Adjusted NIS in thousands	December 31, 2001 In, or linked to, foreign currency (mainly the dollar)	December 31, 2001 Linked to the Israeli CPI	December 31, 2001 Unlinked	December 31, 2000 In, or linked to, foreign currency (mainly the dollar)	December 31, 2000 Linked to the Israeli CPI	December 31, 2000 Unlinked
Assets:						
Current assets:						
Cash and cash equivalents	**2,838**		**747**	2,658		1,627
Receivables	**37,372**		**192,475**	43,708		*218,462
Investments in associated companies - long-term loans (including current maturities)	**44,160**	**7,340**	**2,996**	44,160	9,934	
	84,370	**7,340**	196,218	90,526	9,934	220,089
Liabilities:						
Current liabilities:						
Short-term credit from banks	**22,080**		**90,089**			94,062
Accounts payables and accruals	**8,029**		**160,029**	16,973		*200,537
Long-term liabilities (including current maturities):						
Loans from banks	**353**	**1,776**		706	2,681	
Notes		**50,487**			61,171	
Other liabilities	**2,262**		**32,770**	2,258		35,811
	32,724	**52,263**	**282,888**	19,937	63,852	330,410

*Reclassified.

b. **Data regarding the exchange rate and the Israeli CPI:**

	Exchange rate of one dollar NIS	CPI* Points
At end of year:		
2001	4.416	170.9
2000	4.041	168.5
1999	4.153	168.5
1998	4.160	166.3
Increase (decrease) in the year:	%	%
2001	9.3	1.4
2000	(2.7)	-,-
1999	(0.2)	1.3

*Based on the index for the month ending on each balance sheet date, on the basis of the 1993 average = 100.

NOTE 10

Commitments, Contingent Liabilities and Liabilities Secured by Pledges:

a. In respect of investment grants

Under the Law for the Encouragement of Capital Investments, 1959, certain subsidiaries and an associated company, have received investment grants from the State of Israel. In the event of failure to comply with the terms attached to the receipt of the grants, the companies may be required to refund the amount of the grants, in whole or in part, with linkage differences and interest from the date of receipt.

The abovementioned subsidiaries have registered floating charges on all their assets in favour of the State of Israel as security for compliance with the terms attaching to investment grants received.
The Company has provided a guarantee in the amount of adjusted NIS 3,493 in thousands - in respect of the grant received by the associated company.

b. In respect of grant from the "Fund for Preparation for Exposure"

In 1996, an associated company received a grant amounting to adjusted NIS 2,085 in thousands - from the "Fund for Preparation for Exposure" of the Ministry of Industry and Trade. With respect to this grant, the Company has provided a bank guarantee amounting to adjusted NIS 1,929 in thousands - in favor of the State of Israel.

c. The Company has provided guarantees amounting to adjusted NIS 2,208 in thousands - for an associated company in connection with its participation in the Drom Yehuda tender for recycling of waste . If the associated company does not win the tender, the guarantee will become null and void.

d. The Company has provided guarantees - amounting to adjusted NIS 4,250 in thousands - on behalf of an associated company, in respect of loans and revolving credit from banks. As of December 31, 2001, this company has no outstanding bank credit.

e. On May 7, 2001, the Company's board of directors resolved to carry out a plan, which was approved by the shareholders' meeting, to remunerate the Company's chairman of the board of directors and general manager. According to the plan, a remuneration will be granted, equals to the increase of the value of 50,000 shares of the Company in the period from May 7, 2001 (share price - NIS 194.37) to May 7, 2008. The remuneration will be spread over the period commencing two years from the resolution of the board of directors, until the end of seven years from the said resolution.
As of December 31, 2001, no liability incurred in respect of the above plan.

NOTE 11

Supplementary Financial Statement Information:

Balance sheets:

Adjusted NIS in thousands	December 31 2001	2000
a. Receivables:		
1) Trade:		
Open accounts	**106,929**	*128,770
Cheques receivable	**10,728**	13,191
	117,657	*141,961
The item is:		
Net of allowance for doubtful accounts	**11,635**	13,072
Includes associated companies	**19,339**	28,294
2) Other:		
Employees and employee institutions	**2,669**	5,085
Associated companies (including current maturities)	**100,454**	*103,504
Prepaid expenses	**4,366**	5,057
Advances to suppliers	**4,572**	8,271
Deferred income taxes, see note 8f	**9,339**	8,717
Interest receivable	**21**	23
Sundry	**4,474**	3,326
	125,895	*133,983
b. Inventories:		
For industrial activities:		
Finished goods and goods in process	**31,541**	24,463
Raw materials and supplies	**19,825**	20,636
	51,366	45,099
For commercial activities - purchased products	**22,750**	25,291
	74,116	70,390
Maintenance and sundry stores	**44,960**	44,342
	119,076	114,732
The item is net of provision for obsolescence	**3,564**	3,497

*Reclassified.

c. Credit from banks and others:

1) As follows:

Adjusted NIS in thousands	December 31 **2001**	2000
Short-term credit from banks	**112,169**	94,062
Current maturities of long-term loans:		
From banks, see note 5a	**1,065**	1,117
From others, see note 5c		414
	113,234	95,593

2) Classified by currency of repayment, linkage terms and interest rates, the amounts of short-term credit from banks are as follows:

	Weighted average interest rates at December 31, 2001	December 31 **2001**	2000
	%	Adjusted NIS in thousands	
Unlinked	4.18	**90,089**	94,062
In dollars	2.47	**22,080**	
		112,169	94,062

d. Accounts payable and accruals:

1) Trade - the item represents open accounts.

2) Other:

Adjusted NIS in thousands	December 31 **2001**	2000
Payroll and related expenses	**25,326**	32,949
Institutions	**15,937**	11,579
Income tax payable	**14,165**	29,267
Customs and value added tax authorities	**7,218**	551
Associated company	**521**	1,528
Accrued interest	**1,027**	1,240
Sundry	**15,044**	19,672
	79,238	96,786

Statements of income:

Adjusted NIS in thousands	**2001**	*2000	*1999
e. Net sales(1):			
Industrial activities(2)	**315,394**	503,191	1,178,875
Commercial activities	**158,283**	249,058	500,890
	473,677	752,249	1,679,765
(1) Including sales to associated companies	**115,311**	111,802	99,359
(2) Including export sales	**26,262**	22,198	58,333

*As to the deconsolidation, in 2000, of companies consolidated in the past and the transfer of the activity in the field of writing and printing paper - see note 2.

f. Cost of sales:

Adjusted NIS in thousands	2001	**2000	**1999
Industrial activities:			
Materials consumed*	**69,852**	125,779	464,562
Payroll and related expenses	**93,982**	117,285	191,549
Depreciation	**23,000**	24,491	39,699
Other manufacturing costs	**90,085**	***133,182	232,678
Increase in inventory of finished goods and goods in process	**(7,078)**	(1,930)	(14,193)
	269,841	398,807	914,295
Commercial activities - cost of products sold	**117,226**	174,403	379,079
	387,067	***573,210	1,293,374
*Including purchases from associated companies	**32,307**	37,824	18,264

g. Selling, marketing, administrative and general expenses:

Adjusted NIS in thousands	2001	**2000	**1999
Selling and marketing:			
Payroll and related expenses	**17,129**	27,369	62,110
Packaging and shipping	**5,892**	11,110	18,110
Advertising	**879**	11,292	39,748
Commissions	**910**	4,094	8,221
Depreciation	**1,422**	879	3,877
Other	**5,955**	***13,565	24,284
	32,187	***68,309	156,350
Administrative and general:			
Payroll and related expenses	**38,487**	39,015	48,202
Office supplies, rent and office maintenance	**2,548**	3,523	6,303
Professional fees	**1,184**	1,856	3,532
Depreciation	**4,906**	5,866	2,953
Doubtful and bad accounts	**773**	1,316	2,334
Other	**8,905**	***18,692	8,549
	56,803	70,268	71,873
Less - rent and participation from associated companies	**23,079**	***23,283	
	33,724	***46,985	71,873

**As to the deconsolidation, in 2000, of companies consolidated in the past and the transfer of the activity in the field of writing and printing paper - see note 2.

***Reclassified.

h. Financial income (expenses) - net*:

Adjusted NIS in thousands	2001	**2000	**1999
Expenses:			
In respect of long-term loans		415	2,345
In respect of notes - including amortization of deferred charges		4,358	3,691
Erosion of operating monetary balances, net of related hedges			6,321
In respect of short-term balances - net		8,955	
		(13,728)	(12,357)
Income:			
In respect of long-term loans	**2,310**		
In respect of notes - including amortization of deferred charges	**1,908**		
Increase in value of, and interest on, investments in marketable securities, bank deposits and other - net			9,131
In respect of increase in value of cash balances relating to operating activity, net of related hedges	**1,735**	4,688	
In respect of short-term balances - net	**2,445**		1,249
	8,398	4,688	10,380
	8,398	(9,040)	(1,977)
*Including income in respect of loans to associated companies	**2,279**	415	76

**As to the deconsolidation, in 2000, of companies consolidated in the past and the transfer of the activity in the field of writing and printing paper - see note 2.

NOTE 12
Net Income Per NIS 1 of Par Value of Shares:

a. Par value of shares used in computation of per share data is as follows:

Year ended December 31:	NIS
2001	39,474
2000	39,514
1999	39,106

b. In the reported years, plans for granting stock options to employees in the Group was taken into account in computing per share data, having regard to the quoted price of the Company's share at the end of each year.

NOTE 13
"Interested Parties" - Transactions and Balances:

a. Transactions:

1) Income (expenses):

Adjusted NIS in thousands	2001	2000	1999
Sales	**35,769**	76,040	154,234
Costs and expenses	**(14,494)**	(10,842)	(27,192)
Financial - net			(59)

The transactions as above represent transactions carried out in the ordinary course of business with interested parties (being companies held by the company which is the main shareholder of the Company), at terms and prices similar to those involving non-affiliated customers and suppliers.

2) Benefits to interested parties:

	2001	2000	1999
Payroll to an interested party employed by the Company - adjusted NIS in thousands*	**1,713**	3,613	3,753
Remuneration of directors who are not employed by the Company - adjusted NIS in thousands	**481**	522	526
Number of people to whom the benefits relate	**11**	10	13

*Subject to the general meeting's approval. In 2000 and 1999, the amount includes special bonus in respect of the establishment of strategic partnerships.

3) Under the 1998 plan for senior officers in the Group (see note 7b(1)), throughout 1998 - 2000, 32,000 options have been allotted to an interested party who is an employee. As stated in note 7b, the theoretical fair value of each option was adjusted NIS 73.15 as of the date of approval of the 1998 plan for senior officers in the Group.

4) In 2001 and 2000, an interested party employed by the Company exercised 5,334 and 10,666 options, respectively, granted to him under the 1998 plan for senior officers in the Group, into 3,263 and 7,476 shares, respectively, of NIS 0.01 par value each, upon payment of their par value.

5) As to the remuneration plan of the Company's chairman of the board of directors and general manager - see note 10e.

b. Balances with interested parties:

	December 31	
Adjusted NIS in thousands	**2001**	2000
Receivables*	**6,165**	7,132
Accounts payables and accurals	**357**	1,568

*The amount of the balance did not change significantly during the year.

NOTE 14 Financial Instruments and Risk Management:

a. Derivative financial instruments

The Company has only limited involvement with derivative financial instruments. The Company uses these instruments as hedges. The Company utilizes derivatives, mainly forward exchange contracts and currency options, to protect its dollar cash flows in respect of existing assets and liabilities. As the counterparties to these derivatives are Israeli banks, the Company considers the inherent credit risks remote.

Almost all of the derivatives are utilized in order to protect the Company from the risk that the eventual dollar net cash flows resulting from existing assets, liabilities and commitments will be affected by changes in exchange rates and in the Israeli CPI.

b. Credit risks

The Group's cash and cash equivalents as of December 31, 2001 are deposited mainly with major Israeli banks or with foreign banks controlled by those Israeli banks. In respect of the Group's estimation, the credit risk, related to these balances, is remote.

Most of the Group's sales are made in Israel, to a large number of customers. The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers. The Group performs ongoing credit evaluations of its debtors to determine the amount of the allowance required for doubtful accounts. An appropriate allowance for doubtful accounts is included in the financial statements.

c. Fair value of financial instruments

The fair value of the financial instruments included in working capital of the Group is usually identical or close to their carrying value. The fair value of long-term bank loans and other liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates except for as follows:

The Company does not disclose the fair value of long-term loans and capital notes, included under investments in associated companies, aggregating adjusted NIS 54,496,000 (see note 3a) and of a capital note to an associated company in the amount of adjusted NIS 32,770,000 (see note 5c(1)), since their value cannot be reliably determined prior to determining their repayment dates.

NOTE 15 Segment Information:

a. Data on segment activity

In 2001 and 2000, the Group has been operating in the following main segments:

1) Manufacturing and selling of paper and paper products, including paper recycling activities.

2) Marketing office supplies.

As explained in note 2, in 2000 the Company discontinued the consolidation of the writing and printing paper operation (as from January 1, 2000) and of the household products activity (as from April 1, 2000). These activities were a principal component of the Company's segment structure through 1999. As a result, ,the Company and its subsidiaries currently operate in a different segment structure and it is impractical to present the comparative figures for 1999.

Data on segment activity:

Adjusted NIS in thousands	**Paper manufacturing and recycling**		**Marketing office supplies**		**Adjustments to consolidated**	**Total**	
	2001	2000	**2001**	2000	2000	**2001**	2000
Sales - net[2]	**319,047**	393,108	**154,630**	162,045	(17,518)	**473,677**	[1]752,249
Income (loss) from ordinary operations	**21,829**	33,142	**(1,130)**	1,961		**20,699**	[1]63,745
Financial income (expenses), net						**8,398**	(9,040)
Other income						**1,104**	42,864
Income before taxes on income						**30,201**	97,569
Assets used by the segment (at end of year)	**482,184**	494,482	**68,346**	76,718		**550,530**	571,200
Liabilities used by the segment (at end of year)	**58,525**	86,968	**30,295**	33,756		**88,820**	120,724
Depreciation and amortization	**27,297**	26,010	**2,314**	2,204		**29,611**	[1]33,362

(1) The amounts presented for 2000 include the results of Hogla-Kimberly for the period ended March 31, 2000, as follows:

Sales to external customers	214,614
Income from ordinary operations	28,642
Depreciation and amortization	5,418

(2) Represents sales to external customers.

The abovementioned segments include the following activities:

Paper manufacturing and recycling - collecting and recycling of paper waste; manufacturing and marketing of packaging and household paper, which rely mainly on paper waste as a raw material.

Marketing of office supplies - Marketing of office supplies and paper, mainly to institutions.

b. Most of the Group's sales are made to the local market (Israel).

Details of Subsidiaries and Associated Companies At December 31, 2001

	Percentage of direct and indirect holding in shares conferring equity and voting rights
Main subsidiaries:	%
Amnir Recycling Industries Limited	100.00
Graffiti Office Supplies and Paper Marketing Ltd.	100.00
Attar Marketing Office Supplies Ltd.	100.00
American Israeli Paper Mills Paper Industry (1995) Ltd.	100.00
Main associated companies:	
Hogla-Kimberly Ltd.	49.90
Subsidiaries of Hogla-Kimberly Ltd.:	
Hogla-Kimberly Marketing Limited	49.90
Mollet Marketing Limited	49.90
Shikma Ltd.	49.90
Ovisan Sihhi Bez Sanai Ve Ticavet A.S.	49.90
Hogla-Kimberly Holdings A.S.	49.90
H-K Overseas (Holland) B.V.	49.90
Neusiedler Hadera Paper Ltd.	49.90
Subsidiaries of Neusiedler Hadera Paper Ltd.:	
Grafinir Paper Marketing Ltd.	49.90
Yavnir (1999) Ltd.	49.90
Neusiedler Hadera Paper Marketing (1999) Ltd.	49.90
Mitrani Paper Marketing 2000 (1998) Ltd.	49.90
Carmel Container Systems Limited	26.25
C.D. Packaging Systems Limited*	63.20
Barthelemi Holdings Ltd.	33.91
T.M.M. Integrated Recycling Industries Ltd.**	39.20

*C.D. Packaging Systems Limited is partly held through Carmel Container Systems Limited (an associated company); the holding in voting shares of C.D. Packaging Systems Limited is 63.05%.

**T.M.M Integrated Recycling Industries Ltd. is partly held directly and partly through Barthelemi Holdings Ltd.

This report is not a periodical report according to the Israeli Securities Regulations and does not contain financial reports of associated companies.

PRICE RANGE OF THE COMPANY SHARES

	American Stock Exchange		Tel Aviv Stock Exchange			
	High $	Low $	High NIS	Low NIS	High *$	Low *$
2001 Quarters Ended						
March 31	64.25	51.00	267.50	208.50	64.80	49.44
June 30	54.30	45.50	230.00	185.20	55.48	44.44
September 30	46.00	31.00	194.50	133.60	46.59	30.67
December 31	40.50	30.00	180.80	130.30	41.23	29.82
2000 Quarters Ended						
March 31	83.50	62.00	347.00	250.00	86.10	60.21
June 30	67.00	60.00	275.90	243.40	67.23	59.97
September 30	70.50	60.00	284.90	242.00	70.84	59.30
December 31	67.00	55.31	277.80	224.90	68.85	54.96

* Share prices have been translated from New Israeli Shekels (NIS) to U.S. Dollars at the representative rate of exchange, as reported by the Bank of Israel, on the dates when such high or low prices were recorded.

SHARE PRICE IN U.S.A.



Last day of the year ◇
$ high / low
80
70
60
50
40
30
20
10
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

PAPER AND BOARD

- **Quality Printing Paper**

MAGNO one side and two side coated woodfree paper, in glossy, mat and embossed finish.
LUMI coated woodfree paper, in glossy and mat finish.
ZOHAR a group of white uncoated printing paper grades for color printing of books, maps, stationery, pamphlets, envelopes and wall calendars.

- **Printing and Writing Paper**

HADAR white woodfree paper for books, copybooks, pads, blocks, drawing pads, stationery and calculator rolls.
HADAR BULKY bulky paper for letterpress or offset book printing.

- **Publication Papers in Reels**

ROMAT mat woodcontaining paper for colour printing in reels.
STORA coated woodfree and woodcontaining paper, mat and glossy, for quality printing from reels.

- **Woodcontaining Printing Paper**

SHANI tinted woodcontaining printing paper.
NEWSPRINT regular grade.

- **Reprographic Paper**

ZOHAR COPIER a group of white woodfree paper grades for regular, high speed and laser copiers, ink-jet printers and plain paper fax machines.
ZOHAR COPIER COLORED a group of tinted woodfree papers in pastel shades, for copiers.
ZOHAR COLORED tinted woodfree papers for office use.

- **Continuous Forms Paper**

BARAK glossy woodfree paper for envelopes and direct mail.
RESHEF P.C. woodfree bleached for continuous forms used on P.C.'s.
RESHEF SPECIAL woodfree paper for continuous laser forms.
ZOHAR OPTICAL for O.C.R. continuous forms.
SHAVIT woodfree M.I.C.R. for checks and envelopes.
SHAVIT SECURITY woodfree paper for erasure-resisting checks.

- **Carbonless Paper**

NIR-OTEK carbonless paper produced by Nir-Otek.
IDEM carbonless paper produced by AWA, UK.

- **File Board**

BRISTOL white woodfree board for covers, index cards and teaching aids.
MANILA tinted board for files, covers, index cards and teaching aids.

- **Wrapping Paper and Board**

BROWN KRAFT paper for wrapping, sacks and bags.
BLEACHED KRAFT AND SULPHITE for food wrapping.
FLUTING, TESTLINER AND WHITE-TOP for corrugated cartons.
BROWN AND GRAY BOARDS for book binding, files and packaging.
CORESTOCK.

- **Household Products Paper**

TISSUE white and colored for facial tissue, pocket handkerchiefs, kitchen rolls and bathroom rolls.
CREPE PAPER white and colored for towelling and bathroom rolls.

HOUSEHOLD PRODUCTS

- **Consumer Products**

Bathroom tissue, toilet crepe, towel rolls, facial tissue, pocket handkerchiefs, napkins, tablecloths, sanitary towels, panty shields, tampons, disposable baby diapers, training pants, baby wipes, disposable adult diapers, incontinence pads.

- **Industrial, Hospital and Food Service Products**

Toilet poper, towel rolls, C-fold towels, napkins, place mats, coasters, bed sheets, wadding, paper toilet seat covers, disposable bed-pans and urinals, sterilizing paper. Bathroom tissue and paper towels dispensers, dispensers for liquid hand soaps and room deodorizing dispensers for *washrooms, cleaners and cleansers.*

PACKAGING PRODUCTS

- **Consumer Packaging**

Offset printed folding cartons for food products, frozen foods, beverage, pastry and cookies, as well as for non-food products. Litho laminated E-flute cartons and Flexo printed E-flute containers.

- **Corrugated Containers and Pallets**

Boxes and cartons made of single-wall, double-wall and triple-wall corrugated board for agricultural produce for export and local market, for industrial goods and for retail. Wooden pallets for export and local distribution.

OTHER PRODUCTS

Alu-food wraps, cling-film wraps, garbage bags, air purifiers for lavatories, ovenable baking and cooking trays, office supplies, recycled ground and pelletized plastics used by the plastic products industry, compost for soil conditioning and fertilizing in agriculture and landscaping planting.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Yerushalmi Yaki	Chairman and C.E.O. of the Company.
Dorsman Michael	Businessman, Director of Companies, Tel-Aviv, Israel.
Kaplan Gezy [1]	CEO of Tivall (1993) Ltd. and Director of Companies, Kibbutz Lochamei Hagetaot, Israel.
Laskov Yaacov	Vice President, Discount Investment Corporation Ltd., Tel-Aviv, Israel.
Lent-Sharir Miri [1]	Businesswoman, Director of Companies, Kfar-Saba, Israel.
Mar-Haim Amos [1]	Director of Companies, Jerusalem, Israel.
Recanati Leon	Chairman and CEO of IDB Holding Corporation Ltd. Chairman of Clal Industries and Investments Ltd., Tel-Aviv, Israel.
Rotem Shmuel [1]	Vice Chairman, Director of Companies, Hofit, Israel.
Shannie Meir	General Manager, Clal Industries and Investments Ltd., Tel-Aviv, Israel.

[1] Audit Committee

CORPORATE OFFICERS

HEADQUARTERS

Yerushalmi Yaki	Chairman and C.E.O.
Kenan Gabi	Deputy General Manager
Eldar Israel	Controller
Katz Lea	Legal Counsel and Corporate Secretary
Gorni Ofra	Business Development

GENERAL MANAGERS OF SUBSIDIARIES & DIVISIONS

Shapira Amos	Hogla-Kimberly Ltd.
Brener Avi	Hogla-Kimberly Israel.
Solel Avner	Neusiedler Hadera Paper Ltd.
Alon Rafi	T.M.M. Integrated Recycling Industries Ltd.
Eker Ehud	Graffiti Office Supplies & Paper Marketing Ltd.
Rimon Pinhas	Packaging Paper & Recycling Division.
Liberman Gideon	Development & Infrastructure Division.
Kempler Doron	Carmel Container Systems Ltd.

CORPORATE INFORMATION

Transfer Agent and Registrar	American Stock Transfer & Trust Company, 59 Maiden Lane, New York N.Y. 10007. Tel: (212) 936-5100.
Stock Exchange Listings	Company's securities Listed on the Tel Aviv Stock Exchange and the American Stock Exchange, New York (N.Y. Share Symbol: AIP).
Shareholder Information	Shareholder and investor relations information can be obtained from the Transfer Agent, American Stock Transfer & Trust Company; Lea Katz, Corporate Secretary at Company headquarters in Hadera, Israel; Becker, Ross, Stone, DeStefano & Klein, Company's legal counsel in the U.S. or Green Lind & McNulty Inc., Company's investor relations representative. (For addresses see below).
Legal Counsel U.S.	Becker, Ross, Stone, DeStefano & Klein, 317 Madison Avenue, New York, N.Y. 10017-5372. Tel: (212) 697-2310.
Investor Relations	Green Lind & McNulty Inc. 1435 Morris Avenue, Union, New Jersey 07083. Tel: (908) 686-7500.
Auditors	Kesselman and Kesselman, Tel Aviv, Israel.
Registered Office	P.O.Box 142, Industrial Zone, Hadera 38101, Israel. Tel: (04) 6349349, Fax: (04) 6339740. http://www.aipm.co.il

Design & Production Studio Shosh, Photography: Yoram Reshef, Miki Koren
This report is printed on American Israeli Paper Mills Products.

American Israeli Paper Mills Ltd.
P.O.Box 142, Industrial Zone
Hadera 38101, Israel
Tel: (04) 6349349
Fax: (04) 6333674, (04) 6339740